U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

(Mark One)
☑ Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the Fiscal Year Ended December 31, 2000
❑ Transition report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the transition period from __________ to __________

Commission file number 000-24203

GB&T Bancshares, Inc.
(Exact name of registrant as specified in its charter)

Georgia	**58-2400756**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

500 Jesse Jewell Parkway, S.E. Gainesville, Georgia	30501
(Address of principal executive offices)	(Zip code)

Registrant's telephone number, including area code **(770) 532-1212**

Securities registered pursuant to Section 12(b) of the Act: Title of each class — Name of each exchange on which registered: NASDAQ National Market

Securities registered pursuant to Section 12(g) of the Act: (Title of class) **Common Stock, par value $5.00**

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes __X__ No ____

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [X]

As of March 1, 2001, the aggregate market value of our voting common stock held by nonaffiliates was approximately $35,705,497.

As of March 1, 2001, we had issued and outstanding 2,766,138 shares of the 10,000,000 authorized shares of its $5.00 per value common stock.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Annual Report to Shareholders for the year ended December 31, 2000, are incorporated by reference into Parts I and II of this report.

Portions of the Proxy Statement for the 2001 Annual Meeting of Shareholders to be filed with the Securities and Exchange Commission within 120 days of the Registrant's 2000 fiscal year end are incorporated by reference into Part III of this report.

PART I

ITEM 1. BUSINESS

The Company

GB&T Bancshares, Inc. (the "Company") was formed in 1998 as a bank holding company existing under the laws of the State of Georgia. At December 31, 2000, we had two wholly-owned subsidiaries, Gainesville Bank & Trust and United Bank & Trust (collectively, the "Banks"), and also held common stock in three other banks in Georgia, representing a less than 5% ownership in each bank. Our current plans include aggressively exploring opportunities through mergers and acquisitions. Currently, there are no employees of the Company.

Gainesville Bank & Trust

Gainesville Bank & Trust ("GB&T") located in Gainesville, Hall County, Georgia was incorporated under the laws of the State of Georgia in 1987 and commenced operations as a state-chartered, FDIC-insured bank on February 1, 1988.

GB&T conducts business from its main office facility at 500 Jesse Jewell Parkway, Gainesville, Georgia, which is owned equally by GB&T and one of the Company's directors. GB&T currently occupies seventy-nine percent of this facility. The remainder of this facility is available for lease and approximately 5,900 square feet in the building is currently under lease to two tenants unrelated to GB&T. GB&T operates four other branches in Gainesville, Georgia, one branch in Oakwood, Georgia and one branch in Buford, Georgia.

GB&T provides a full range of banking services to customers within its primary market area of Hall County and surrounding counties. GB&T offers checking accounts, money market accounts, savings accounts, certificates of deposit, commercial, small business, real estate, consumer, home equity, automobile and credit card loans. GB&T also offers a variety of other traditional banking services to its customers, including drive-up and night depository facilities, 24-hour automated teller machines, Internet banking, telephone banking and limited trust services.

United Bank & Trust

United Bank & Trust ("UB&T") is located in Rockmart, Polk County, Georgia and was incorporated under the laws of the State of Georgia in 1988 and commenced operations as an FDIC-insured state-chartered bank on January 16, 1990. On February 29, 2000, UB&T was acquired by the Company in a business combination accounted for as a pooling of interests. All prior year financial statements have been restated to include UB&T.

UB&T conducts business from its main office facility at 129 East Elm Street, Rockmart, Georgia. UB&T currently operates a branch in Cedartown, Georgia.

UB&T provides a full range of banking services to customers within its primary market area of Polk County and surrounding counties. UB&T offers checking accounts, money market accounts, savings accounts, certificates of deposit, commercial, small business, real estate, consumer, home equity and automobile loans. UB&T also offers a variety of other traditional banking services to its customers, including drive-up and night depository facilities and 24-hour automated teller machines.

Market Area and Competition

GB&T competes primarily with other commercial banks. In addition, GB&T competes with other financial institutions, including credit unions and various other finance companies. The banking business continues to be very competitive in the Hall County and Polk County markets. The banking industry also continues to experience increased competition for deposits from brokerage firms and money market funds.

As a whole, the banking industry in Georgia is highly competitive. We compete with institutions, many of which have much greater financial resources than our banks, and which are able to offer more services to their customers. In recent years, intense market demands, economic pressures, and increased customer awareness of products, services, and the availability of electronic services have forced banks to diversify their services and become more cost effective. Our Banks continually face strong competition in attracting and retaining deposits and loans.

Management expects that competition will continue in the future due to statewide branching laws that became effective in 1998 and the entry of additional bank and nonbank competitors.

Lending Activities

We originate loans primarily secured by single family residences, residential construction, owner-occupied commercial buildings, and other loans to small businesses and individuals. In addition, loans are made to small- and medium-sized commercial businesses, as well as to consumers for a variety of purposes.

In addition, GB&T originates loans to small businesses secured by real estate and other collateral, which loans are in part (up to 75% of each loan) guaranteed by the U.S. Small Business Administration ("SBA").

Our commercial lending includes loans to smaller business ventures, credit lines for working capital and short-term seasonal or inventory financing, as well as occasional letters of credit. Commercial borrowers typically secure their loans with assets of the business, personal guaranties of their principals, and frequently by mortgages on their personal residences.

We provide commercial and consumer installment loans to our customers. Such loans are typically of multiple-year duration and, if not variable rate, are repriced after short periods (one to five years), which intended to minimize our rate risk. Commercial installment loans generally finance commercial equipment and real estate, while consumer installment loans typically finance automobiles, consumer products, or home improvements.

Risks associated with loans made by us include, but are not limited to, the real estate market in Hall County, Polk County, and surrounding counties, fraud, deteriorating or non-existing collateral, general economic conditions, interest rate risk, and deteriorating borrower financial conditions.

Our Board of Directors establishes and periodically reviews the Banks' lending policies and procedures. State banking regulations provide that no secured loan relationship may exceed 25% of the Banks' statutory capital and no unsecured loan relationship may exceed 15% of statutory capital, except in very limited circumstances. Our Banks occasionally sell participation interests in loans to other lenders, primarily when a loan exceeds the Banks' legal lending limits.

Deposits

Checking, savings, money market accounts, and certificates of deposit are the primary sources of funds for investing in loans and securities. We obtain most of our deposits from individuals and businesses in our market area. A secondary source of funding is through advances from the Federal Home Loan Bank and other borrowings which enable us to borrow funds at rates and terms, which at times, are more beneficial to us than comparable deposits.

We do not solicit deposits by offering depositors rates of interest on certificates of deposit or money market accounts significantly above rates paid by other local competitors. We solicit brokered deposits on a limited basis.

Securities

After establishing necessary cash reserves and funding loans, we invest our remaining liquid assets in securities allowed under banking laws and regulations. We invest primarily in obligations of the United States or obligations guaranteed as to principal and interest by the United States, other taxable securities and in certain obligations of states and municipalities. We also invest excess funds in Federal funds with our correspondents and primarily act as a net seller of such funds. The sale of Federal funds amounts to a short term loan from us to another bank. Risks associated with securities include, but are not limited to, market interest rate fluctuations, maturity, and concentration.

Asset/Liability Management

It is our objective to manage our assets and liabilities to provide a satisfactory and consistent level of profitability within the framework of established cash, loan, securities, borrowing and capital policies. Certain officers are charged with the responsibility for developing and monitoring policies and procedures that are designed to insure acceptable composition of the asset/liability mix. It is the overall philosophy of management to support asset growth primarily through growth of core deposits, which include deposits of all categories from individuals and businesses. Management seeks to invest the largest portion of our assets in loans.

Our asset-liability mix is monitored on a periodic basis with a report reflecting interest-sensitive assets and interest-sensitive liabilities being prepared and presented to the Banks' Board of Directors on a monthly basis. The objective of this policy is to manage interest-sensitive assets and liabilities so as to minimize the impact of substantial movements in interest rates on our earnings.

We have grown from our initial capital base of $7 million to a total asset base of approximately $356 million. The continued growth in total assets and loans has been generated almost exclusively from deposits obtained from our market areas. The loan portfolio of $275 million as of December 31, 2000 is comprised of commercial loans ($20 million), real estate loans, including real estate construction, acquisition and development loans as well as loans for other purposes which are secured by real estate ($229 million), and consumer and other loans ($26 million). We are not currently engaged in any nonbanking activities.

Employees

As of December 31, 2000, we had 130 full-time equivalent employees, of which 96 were employed by GB&T and 34 were employed by UB&T. We are not a party to any collective bargaining agreement and, in the opinion of management, we enjoy satisfactory relations with our employees.

REGULATION AND SUPERVISION

We are subject to extensive state and federal banking laws and regulations that impose specific requirements or restrictions on and provide for general regulatory oversight of virtually all aspects of our operations. These laws and regulations are generally intended to protect depositors, not shareholders. The following summary is qualified by reference to the statutory and regulatory provisions discussed. Changes in applicable laws or regulations may have a material effect on our business and prospects. Beginning with the enactment of the Financial Institutions Reform Recovery and Enforcement Act in 1989 and following with the FDIC Improvement Act in 1991, numerous additional regulatory requirements have been placed on the banking industry in the past decade and additional changes have been proposed. Legislative changes and the policies of various regulatory authorities may significantly affect our operations. We cannot predict the effect that fiscal or monetary policies, or new federal or state legislation may have on our business and earnings in the future.

Gramm-Leach-Bliley Act

On November 12, 1999, President Clinton signed the Gramm-Leach-Bliley Act, a significant piece of legislation intended to modernize the financial services industry. The bill repeals the anti-affiliation provisions of the 1933 Glass-Steagall Act to allow for the merger of banking and securities organizations and permits banking organizations to engage in insurance activities including insurance underwriting. The bill also allows bank holding companies to engage in financial activities that are "financial in nature or complementary to a financial activity." The act lists the expanded areas that are financial in nature and includes insurance and securities underwriting and merchant banking among others. The bill also:

(a) prohibits non-financial entities from acquiring or establishing a thrift while grandfathering existing thrifts owned by non-financial entities;

(b) establishes state regulators as the appropriate functional regulators for insurance activities but provides that state regulators cannot "prevent or significantly interfere" with affiliations between banks and insurance firms;

(c) contains provisions designed to protect consumer privacy. The bill requires financial institutions to disclose their policy for collecting and protecting confidential information and allows consumers to "opt out" of information sharing except with unaffiliated third parties who market the institutions' own products and services or pursuant to joint agreements between two or more financial institutions; and

(d) provides for functional regulation of a bank's securities activities by the Securities and Exchange Commission.

One purpose of the legislation was to grant to community banks certain powers as a matter of right that larger institutions have accumulated on an ad hoc basis. Nevertheless, the legislation may have the result of increasing the amount of competition that we face from larger institutions and other types of companies. In fact, it is not possible for us to predict the full effect that the Gramm-Leach-Bliley Act will have on our business and operations. From time to time other changes may be proposed to laws affecting the banking industry, and these changes could have a material affect on our business and prospects. We cannot predict the nature or extent of the effect on our business and earnings of fiscal or monetary policies, or new federal or state legislation.

The Company

Because we own all the outstanding common stock of the Banks, we are a bank holding company under the federal Bank Holding Company Act of 1956 and the Financial Institutions Code of Georgia, which includes specific bank holding company statutes.

The Bank Holding Company Act. Under the Bank Holding Company Act, we are subject to periodic examination by the Federal Reserve and are required to file periodic reports of our operations and any additional information that the Federal Reserve may require. Our activities at the bank and holding company level are limited to:

- banking and managing or controlling banks;
- furnishing services to or performing services for our subsidiaries; and
- engaging in other activities that the Federal Reserve determines to be so closely related to banking and managing or controlling banks as to be a proper incident thereto.

Investments, Control, and Activities. With certain limited exceptions, the Bank Holding Company Act requires every bank holding company to obtain the prior approval of the Federal Reserve before:

- acquiring substantially all the assets of any bank;
- acquiring direct or indirect ownership or control of any voting shares of any bank if after the acquisition it would own or control more than 5% of the voting shares of such bank (unless it already owns or controls the majority of such shares); or
- merging or consolidating with another bank holding company.

In addition, and subject to certain exceptions, the Bank Holding Company Act and the Change in Bank Control Act, together with regulations thereunder, require Federal Reserve approval prior to any person or company acquiring "control" of a bank holding company. Control is conclusively presumed to exist if an individual or company acquires 25% or more of any class of voting securities of the bank holding company. Control is rebuttably presumed to exist if a person acquires 10% or more, but less than 25%, of any class of voting securities and either the bank holding company has registered securities under Section 12 of the Securities Exchange Act of 1934 or no other person owns a greater percentage of that class of voting securities immediately after the transaction. The regulations provide a procedure for challenge of the rebuttable control presumption.

Under the Bank Holding Company Act, a bank holding company is generally prohibited from engaging in, or acquiring direct or indirect control of more than 5% of the voting shares of any company engaged in nonbanking activities unless the Federal Reserve Board, by order or regulation, has found those activities to be so closely related to banking or managing or controlling banks as to be a proper incident thereto. Some of the activities that the Federal Reserve Board has determined by regulation to be proper incidents to the business of a bank holding company include:

- making or servicing loans and certain types of leases;
- engaging in certain insurance and discount brokerage activities;

- performing certain data processing services;
- acting in certain circumstances as a fiduciary or investment or financial adviser;
- owning savings associations; and
- making investments in certain corporations or projects designed primarily to promote community welfare.

The Federal Reserve Board imposes certain capital requirements on bank holding companies under the Bank Holding Company Act, including a minimum leverage ratio and a minimum ratio of "qualifying" capital to risk-weighted assets. These requirements are described below under "Capital Regulations." Subject to capital requirements and certain other restrictions, a bank holding company is able to borrow money to make a capital contribution to a subsidiary bank, and these loans may be repaid from dividends paid from the bank to the holding company. Our ability to pay dividends will be subject to regulatory restrictions as described below in "The Bank - Dividends." We are also able to raise capital for contribution to the bank by issuing securities without having to receive regulatory approval, subject to compliance with federal and state securities laws.

Source of Strength; Cross-Guarantee. In accordance with Federal Reserve Board policy, bank holding companies are expected to act as a source of financial strength to their bank subsidiaries and to commit resources to support such subsidiaries in circumstances in which they might not otherwise do so. Under the Bank Holding Company Act, the Federal Reserve Board may require a bank holding company to terminate any activity or relinquish control of a nonbank subsidiary, other than a nonbank subsidiary of a bank, upon the Federal Reserve Board's determination that such activity or control constitutes a serious risk to the financial soundness or stability of any subsidiary depository institution of the bank holding company. Further, federal bank regulatory authorities have additional discretion to require a bank holding company to divest itself of any bank or nonbank subsidiary if the agency determines that divestiture may aid the depository institution's financial condition.

Georgia State Regulation. As a bank holding company registered under the Financial Institutions Code of Georgia, we are subject to limitations on sale or merger and to regulation by the Georgia Department of Banking and Finance. Prior to acquiring the common stock of a state bank, we must obtain the approval of the Department. We must also receive the Department's approval prior to engaging in the acquisition of banking or nonbanking institutions or assets, and we must file periodic reports with respect to our financial condition and operations, management, and intercompany relationships between us and our subsidiaries.

The Banks

The Banks are state banks incorporated under the laws of Georgia and subject to examination by the Georgia Department of Banking and Finance and the FDIC. Deposits in the Banks are insured by the FDIC up to a maximum amount, which is generally $100,000 per depositor subject to aggregation rules. The Georgia Department of Banking and Finance and the FDIC regulate or monitor virtually all areas of the bank's operations, including:

- security devices and procedures;
- adequacy of capitalization and loss reserves;
- loans;

- investments;
- borrowings;
- deposits;
- mergers;
- issuances of securities;
- payment of dividends;
- interest rates payable on deposits;
- interest rates or fees chargeable on loans;
- establishment of branches;
- corporate reorganizations;
- maintenance of books and records; and
- adequacy of staff training to carry on safe lending and deposit gathering practices.

The Georgia Department of Banking and Finance and FDIC require the Banks to maintain specified capital ratios and impose limitations on the Banks' aggregate investment in real estate, bank premises, and furniture and fixtures. The Georgia Department of Banking and Finance and FDIC also require the Banks to prepare quarterly reports on the Banks' financial condition and to conduct an annual audit of its financial affairs in compliance with its minimum standards and procedures. Under the FDIC Improvement Act, all insured institutions must undergo regular on site examinations by their appropriate banking agency. The cost of examinations of insured depository institutions and any affiliates may be assessed by the appropriate agency against each institution or affiliate as it deemed necessary or appropriate. Insured institutions are required to submit annual reports to the FDIC, their federal regulatory agency, and state supervisor when applicable. The FDIC Improvement Act directs the FDIC to develop a method for insured depository institutions to provide supplemental disclosure of the estimated fair market value of assets and liabilities, to the extent feasible and practicable, in any balance sheet, financial statement, report of condition or any other report of any insured depository institution. The FDIC Improvement Act also requires the federal banking regulatory agencies to prescribe, by regulation, standards for all insured depository institutions and depository institution holding companies relating, among other things, to the following:

- internal controls;
- information systems and audit systems;
- loan documentation;
- credit underwriting;
- interest rate risk exposure; and

- asset quality.

Transactions With Affiliates and Insiders. The Banks are subject to the provisions of Section 23A of the Federal Reserve Act, which places limits on the amount of loans or extensions of credit to, or investments in, or certain other transactions with, affiliates and on the amount of advances to third parties collateralized by the securities or obligations of affiliates. The aggregate of all covered transactions is limited in amount, as to any one affiliate, to 10% of the Banks' capital and surplus and, as to all affiliates combined, to 20% of the Banks' capital and surplus. Furthermore, within the foregoing limitations as to amount, each covered transaction must meet specified collateral requirements. Compliance is also required with certain provisions designed to avoid the taking of low quality assets. The Banks are also subject to the provisions of Section 23B of the Federal Reserve Act which, among other things, prohibits an institution from engaging in certain transactions with certain affiliates unless the transactions are on terms substantially the same, or at least as favorable to such institution or its subsidiaries, as those prevailing at the time for comparable transactions with nonaffiliated companies. The Banks are is also subject to certain restrictions on extensions of credit to executive officers, directors, certain principal shareholders, and their related interests. Such extensions of credit:

(i) must be made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with third parties, and

(ii) must not involve more than the normal risk of repayment or present other unfavorable features.

Dividends. A Georgia state bank may not pay dividends from its capital. All dividends must be paid out of undivided profits then on hand, after deducting expenses, including reserves for losses and bad debts. In addition, a state bank is prohibited from declaring a dividend on its shares of common stock until its surplus equals its stated capital, unless there has been transferred to surplus no less than one-tenth of the Banks' net profits of the preceding two consecutive half-year periods (in the case of an annual dividend). The approval of the Georgia Department of Banking and Finance is required if the total of all dividends declared by a state bank in any calendar year exceeds the total of its net profits for that year combined with its retained net profits for the preceding two years, less any required transfers to surplus.

Branching. Under current Georgia law, the Banks may open branch offices throughout Georgia with the prior approval of the Georgia Department of Banking and Finance. In addition, with prior regulatory approval, the Banks will be able to acquire existing banking operations in Georgia. Thus, one or more branch offices could be the result of merger, consolidation or purchase of assets of another bank pursuant to Georgia law.

Community Reinvestment Act. The Community Reinvestment Act requires that, in connection with examinations of financial institutions within their respective jurisdictions, the Federal Reserve, the FDIC, or the Georgia Department of Banking and Finance, as applicable, shall evaluate the record of each financial institution in meeting the credit needs of its local community, including low and moderate income neighborhoods. These factors are also considered in evaluating mergers, acquisitions, and applications to open a branch or facility. Failure to adequately meet these criteria could impose additional requirements and limitations on the bank.

Other Regulations. Interest and other charges collected or contracted for by the Banks are subject to state usury laws and federal laws concerning interest rates. The Banks' loan operations are also subject to federal laws applicable to credit transactions, including, but not limited to:

- the federal Truth-In-Lending Act, governing disclosures of credit terms to consumer borrowers;

- the Real Estate Settlement Procedures Act of 1974, requiring lending institutions to provide consumers with thorough and timely information on the nature and costs of settlement, including a uniform settlement statement;

- the Home Mortgage Disclosure Act of 1975, requiring financial institutions to provide information to enable the public and public officials to determine whether a financial institution is fulfilling its obligation to help meet the housing needs of the community it serves;

- the Equal Credit Opportunity Act, prohibiting discrimination on the basis of race, creed or other prohibited factors in extending credit;

- the Fair Credit Reporting Act of 1978, governing the use and provision of information to credit reporting agencies;

- the Fair Debt Collection Act, governing the manner in which consumer debts may be collected by collection agencies; and

- the rules and regulations of the various federal agencies charged with the responsibility of implementing such federal laws.

- the deposit operations of the bank also are subject to:

- the Right to Financial Privacy Act, which imposes a duty to maintain confidentiality of consumer financial records and prescribes procedures for complying with administrative subpoenas of financial records; and

- the Electronic Funds Transfer Act and Regulation E issued by the Federal Reserve Board to implement that act, which governs automatic deposits to and withdrawals from deposit accounts and customers' rights and liabilities arising from the use of automated teller machines and other electronic banking services.

Capital Regulations. The federal bank regulatory authorities have adopted risk-based capital guidelines for banks and bank holding companies that are designed to make regulatory capital requirements more sensitive to differences in risk profiles among banks and bank holding companies and account for off-balance sheet items. The guidelines are minimums, and the federal regulators have noted that banks and bank holding companies contemplating significant expansion programs should not allow expansion to diminish their capital ratios and should maintain ratios in excess of the minimums. We have not received any notice indicating that we are subject to higher capital requirements. The current guidelines require all bank holding companies and federally-regulated banks to maintain a minimum risk-based total capital ratio equal to 8%, of which at least 4% must be Tier 1 capital. Tier 1 capital includes common shareholders' equity, qualifying perpetual preferred stock, and minority interests in equity accounts of consolidated subsidiaries, but excludes goodwill and most other intangibles and excludes the allowance for loan and lease losses. Tier 2 capital includes the excess of any preferred stock not included in Tier 1 capital, mandatory convertible securities, hybrid capital instruments, subordinated debt and intermediate term-preferred stock, and general reserves for loan and lease losses up to 1% of risk-weighted assets. Under these guidelines, banks' and bank holding companies' assets are given risk-weights of 0%, 20%, 50%, or 100%. In addition, certain off-balance sheet items are given credit conversion factors to convert them to asset equivalent amounts to which an appropriate risk-weight applies. These computations result in the total risk-weighted assets. Most loans are assigned to the 100% risk category, except for first mortgage loans fully secured by residential property and, under certain circumstances, residential construction loans, both of which carry a 50% rating. Most investment securities are assigned to the 20%

category, except for municipal or state revenue bonds, which have a 50% rating, and direct obligations of or obligations guaranteed by the United States Treasury or United States Government agencies, which have a 0% rating.

The federal bank regulatory authorities have also implemented a leverage ratio, which is equal to Tier 1 capital as a percentage of average total assets less intangibles, to be used as a supplement to the risk-based guidelines. The principal objective of the leverage ratio is to place a constraint on the maximum degree to which a bank holding company may leverage its equity capital base. The minimum required leverage ratio for top-rated institutions is 3%, but most institutions are required to maintain an additional cushion of at least 100 to 200 basis points.

The FDIC Improvement Act established a new capital-based regulatory scheme designed to promote early intervention for troubled banks, which requires the FDIC to choose the least expensive resolution of bank failures. The new capital-based regulatory framework contains five categories of compliance with regulatory capital requirements, including "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized," and "critically undercapitalized." To qualify as a "well capitalized" institution, a bank must have a leverage ratio of no less than 5%, a Tier 1 risk-based ratio of no less than 6%, and a total risk-based capital ratio of no less than 10%, and the bank must not be under any order or directive from the appropriate regulatory agency to meet and maintain a specific capital level. GB&T is currently considered "adequately capitalized" and UB&T currently qualifies as "well capitalized". Under the FDIC Improvement Act regulations, the applicable agency can treat an institution as if it were in the next lower category if the agency determines (after notice and an opportunity for hearing) that the institution is in an unsafe or unsound condition or is engaging in an unsafe or unsound practice. The degree of regulatory scrutiny of a financial institution increases, and the permissible activities of the institution decreases, as it moves downward through the capital categories. Institutions that fall into one of the three undercapitalized categories may be required to do some or all of the following:

- submit a capital restoration plan;
- raise additional capital;
- restrict their growth, deposit interest rates, and other activities;
- improve their management;
- eliminate management fees; or
- divest themselves of all or a part of their operations.

Bank holding companies controlling financial institutions can be called upon to boost the institutions' capital and to partially guarantee the institutions' performance under their capital restoration plans. These capital guidelines can affect us in several ways. If we grow at a rapid pace, our capital may be depleted too quickly, and a capital infusion from the holding company may be necessary, which could impact our ability to pay dividends. Our capital levels are currently more than adequate; however, rapid growth, poor loan portfolio performance, poor earnings performance, or a combination of these factors could change our capital position in a relatively short period of time.

The FDIC Improvement Act requires the federal banking regulators to revise the risk-based capital standards to provide for explicit consideration of interest-rate risk, concentration of credit risk, and the risks of untraditional activities. We are uncertain what effect these regulations would have. Failure to meet these capital

requirements would mean that a bank would be required to develop and file a plan with its primary state and/or federal banking regulator describing the means and a schedule for achieving the minimum capital requirements. In addition, such a bank would generally not receive regulatory approval of any application that requires the consideration of capital adequacy, such as a branch or merger application, unless the bank could demonstrate a reasonable plan to meet the capital requirement within a reasonable period of time.

Enforcement Powers. The Financial Institution Reform Recovery and Enforcement Act expanded and increased civil and criminal penalties available for use by the federal regulatory agencies against depository institutions and certain "institution-affiliated parties." Institution affiliated parties primarily include management, employees, and agents of a financial institution, as well as independent contractors and consultants such as attorneys and accountants and others who participate in the conduct of the financial institution's affairs. These practices can include the failure of an institution to timely file required reports or the filing of false or misleading information or the submission of inaccurate reports. Civil penalties may be as high as $1,000,000 a day for such violations. Criminal penalties for some financial institution crimes have been increased to twenty years. In addition, regulators are provided with greater flexibility to commence enforcement actions against institutions and institution-affiliated parties. Possible enforcement actions include the termination of deposit insurance. Furthermore, banking agencies' power to issue cease-and-desist orders were expanded. Such orders may, among other things, require affirmative action to correct any harm resulting from a violation or practice, including restitution, reimbursement, indemnification or guarantee against loss. A financial institution may also be ordered to restrict its growth, dispose of certain assets, rescind agreements or contracts, or take other actions as determined by the ordering agency to be appropriate.

Effect of Governmental Monetary Policies. Our earnings are affected by domestic economic conditions and the monetary and fiscal policies of the United States government and its agencies. The Federal Reserve Bank's monetary policies have had, and are likely to continue to have, an important impact on the operating results of commercial banks through its power to implement national monetary policy in order, among other things, to curb inflation or combat a recession. The monetary policies of the Federal Reserve Board have major effects upon the levels of bank loans, investments and deposits through its open market operations in United States government securities and through its regulation of the discount rate on borrowings of member banks and the reserve requirements against member bank deposits. It is not possible to predict the nature or impact of future changes in monetary and fiscal policies.

ITEM 2. PROPERTIES

GB&T's main office is owned jointly by GB&T and Director Donald J. Carter. The three story building is located in downtown Gainesville at the intersection of Jesse Jewell Parkway and Race Street. GB&T occupies over 79% of the building, with remaining space presently leased to other tenants.

GB&T has four branch locations in Gainesville, Georgia, one located in a leased shopping center facility at 2412 Old Cornelia Highway, in a small community just north of Gainesville, another located in a leased shopping center facility at 1210 Thompson Bridge Road, another located in a leased shopping center facility at 475 Dawsonville Highway, another located at 1403 Atlanta Highway, and the last located in Buford, Georgia.

GB&T has two other branch banking facilities, one in Oakwood, Georgia and one in Buford, Georgia. Both branches are located in Hall County south of Gainesville.

GB&T's main office and all of its branch offices have automated teller machines. GB&T also operates automated teller machines in a Gainesville-based retail shopping center at 975 Dawsonville Road and in the hospital atrium at 675 White Sulphur Road in Gainesville, Georgia.

UB&T's main office is located at 129 East Elm Street near downtown Rockmart, Georgia.

The main office is an office building owned by UB&T and contains approximately 8,000 square feet of finished space used for Bank offices, operations, storage, teller windows and the Bank lobby. The Bank building also has drive-in facilities and an automated teller machine with 24-hour access.

UB&T's Cedartown branch is an office building owned by UB&T and contains approximately 4,700 square feet of finished space used for Bank offices, storage, computer back-up site, teller windows, and the Bank lobby. The Bank building also has drive-in facilities with an automated teller machine with 24-hour access.

In the opinion of management, all properties including improvements and furnishings are adequately insured.

ITEM 3. LEGAL PROCEEDINGS

We are not a party to, nor is any of our property the subject of, any material pending legal proceedings, other than ordinary routine proceedings incidental to our business, nor to the knowledge of the management are any such proceedings contemplated or threatened against us.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

There were no matters submitted to a vote of security holders during the fourth quarter of 2000.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

(a) Our common stock was traded on the electronic bulletin board market under the symbol "GVLG" from September 26, 1996 through January 5, 1999. Effective January 5, 1999, we began listing our stock on The NASDAQ Stock Market under the symbol "GBTB." The following table sets forth the high and low closing sale prices for our common stock as reported on the respective markets.

	Sales Price	
Calendar Period	**Low**	**High**
1999		
First Quarter	$ 23.00	$ 33.00
Second Quarter	24.50	26.00
Third Quarter	20.00	25.00
Fourth Quarter	18.81	21.63
2000		
First Quarter	$ 16.00	$ 21.50
Second Quarter	14.75	18.00
Third Quarter	14.50	18.75
Fourth Quarter	15.00	20.00

(b) As of March 1, 2001, there were approximately 964 holders of record of our common stock.

(c) We paid a $.29 and $.25 per share cash dividend on our common stock for the years ended December 31, 2000 and 1999, respectively. We anticipate continuing to pay a quarterly dividend in the future. Any declaration and payment of dividends will be based on our earnings, economic conditions, and the Board of Directors' evaluation of other relevant factors. Our ability to pay dividends will also be dependent on cash dividends paid to us by our Banks. The ability of our Banks to pay dividends to us is restricted by applicable regulatory requirements. See "Supervision and Regulation."

ITEM 6. SELECTED FINANCIAL DATA

The following table presents selected historical financial information for us and our subsidiaries and is derived from the consolidated financial statements and related notes included in this annual report. This information is only a summary and should be read in conjunction with our historical financial statements and related notes. All prior year financial information has been restated to include the business combination with UB&T Financial Services Corporation, which was accounted for as a pooling of interests.

	As of and For the Year Ended December 31,				
	2000	1999	1998	1997	1996
	(Amounts in thousands, except per share amounts)				
Total Loans	$275,369	$234,741	$168,138	$143,967	$111,039
Total Deposits	281,053	240,840	213,071	191,461	147,987
Total Borrowings	45,751	42,183	3,599	1,430	3,476
Total Equity	24,659	21,518	20,211	18,521	16,676
Total Assets	355,856	307,955	239,378	214,472	170,644
Interest Income	28,631	22,190	18,809	16,560	13,473
Interest Expense	15,171	10,374	9,234	8,048	6,208
Net Interest Income	13,460	11,816	9,575	8,512	7,265
Provision for Loan Losses	558	1,201	670	441	201
Net Interest Income After Provision	12,902	10,615	8,905	8,071	7,064
Non-Interest Income	2,007	1,855	1,977	1,358	1,136
Non-Interest Expense	9,951	8,837	8,068	6,347	5,195
Income Before Income Taxes	4,958	3,633	2,814	3,082	3,005
Provision for Income Taxes	1,720	1,164	860	1,027	1,058
Net Income	3,238	2,469	1,954	2,055	1,947
Net Income Per Share:					
Basic	1.17	.90	.71	.75	.71
Diluted	1.14	.86	.68	.75	.71
Cash Dividends Declared Per Share	.29	.25	.16	.18	.15
Book Value Per Share	8.91	7.79	7.36	6.90	6.24
Weighted Average Shares:					
Basic	2,765	2,757	2,742	2,740	2,739
Diluted	2,848	2,886	2,870	2,745	2,741

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

The purpose of this discussion is to focus on information about our financial condition and results of operations which is not otherwise apparent from the consolidated financial statements included in this Annual Report. Reference should be made to those statements and the selected financial data presented elsewhere in this report for an understanding of the following discussion and analysis. Historical results of operations and any trends which may appear, are not necessarily indicative of the results to be expected in future years.

A Warning About Forward-Looking Statements

Some of the statements made in this annual report (and in other documents to which we refer) are "forward-looking statements." When used in this document, the words "anticipate," "believe," "estimate," and similar expressions generally identify forward-looking statements. These statements are based on the beliefs, assumptions, and expectations of management, and on information currently available to those members of management. They are expressions of historical fact, not guarantees of future performance. Forward-looking statements include information concerning possible or assumed future results of our operations.

Forward-looking statements involve risks, uncertainties, and assumptions, and certain factors could cause actual results to differ from results expressed or implied by the forward-looking statements, including:

1. economic conditions (both generally and in the markets where we operate);
2. competition from other companies that provide financial services similar to those offered by us;
3. government regulation and legislation;
4. changes in interest rates; and
5. unexpected changes in the financial stability and liquidity of our credit customers

We believe these forward-looking statements are reasonable. You should not, however, place undue reliance on these forward-looking statements, because our future results and shareholder values may differ materially from those expressed or implied by these forward-looking statements.

Summary

During 2000 and 1999, we continued to experience significant growth in interest-earning and total assets which has been funded by increases in deposits, borrowings, and the retention of net profits. We recorded net income of $3,238,000 and $2,469,000 for the years ended December 31, 2000 and 1999, respectively. Total equity at December 31, 2000 increased to $24,659,000 from $21,518,000, or $3,141,000 from December 31, 1999.

Balance Sheets

Our total assets increased $47.9 million or 15.6% for the year ended December 31, 2000 compared to $68.6 million or 28.6% for the same period in 1999. The increase in total assets for the year ended December 31, 2000 consists primarily of an increase in interest-earning assets of $46.3 million or 16.1% compared to an increase of $68.6 million or 31.3% during the same period in 1999. This decrease in growth was due to a slowing economy, greater competition and a reduction in the availability of capital.

Our primary focus is to maximize earnings consistent with reasonable risks through lending activities. Any excess funds are invested according to our investment policy. Total loans increased 17.3% or $40.6 million for the year ended December 31, 2000. This increase is compared to an increase of 39.6% or $66.6 million during 1999. The increase in total loans for 2000 included a 33.5% increase in real estate loans, or $57.5 million, and decreases in commercial and consumer loans of $15.9 million and $574,000, respectively. The decrease in consumer loans resulted from a decrease in the availability of capital. For the past several years, the Gainesville/Hall County area has been experiencing significant changes in the local banking community. In addition, the economy in Gainesville, and Georgia as a whole, continues to be strong. As of December 31, 2000, our loan-to-deposit ratio was 98% compared to 97% in 1999. At December 31, 2000 and 1999, we had total outstanding borrowings of $45.8 million and $42.2 million, respectively. These funds have been used to fund loan growth, the majority of which was incurred during the year ended December 31, 1999. The utilization of borrowings to fund loan growth enabled us to maintain a higher loan to deposit ratio and maintain an

adequate liquidity ratio. We had a loan-to-funds ratio of 84% and 83% at December 31, 2000 and 1999, respectively.

During 2000, total deposits grew by $40.2 million, or 16.7% compared to an increase of $28.8 million or 13.0% in 1999. This increase in 2000 consists primarily of an increase in interest-bearing deposits of $32.7 million or 15.3% compared to an increase of $29.3 million or 15.9% during 1999. The significant increases in deposits during the past two years is a combination of more competitive pricing and what management believes is a continued movement of deposits from regional banks in the Gainesville and Rockmart areas. In addition, GB&T purchased $5,484,000 in brokered certificates of deposit during 1999 as an additional funding source, and the majority of these brokered deposits remained in the Bank at December 31, 2000. Noninterest bearing demand deposit increased by $7.6 million during 2000 compared to a $1.5 million decrease in 1999.

The specific economic and credit risks associated with our loan portfolio, especially the real estate portfolio, include, but are not limited to, a general downturn in the economy which could affect unemployment rates in our market areas, general real estate market deterioration, interest rate fluctuations, deteriorated collateral, title defects, inaccurate appraisals, and financial deterioration of borrowers. Construction and development lending can also present other specific risks to the lender such as whether developers can find builders to buy lots for home construction, whether the builders can obtain financing for the construction, whether the builders can sell the home to a buyer, and whether the buyer can obtain permanent financing. Currently, real estate values and employment trends in our market areas have remained stable. The general economy and loan volume have shown signs of declining slightly during the fourth quarter of 2000.

We attempt to reduce these economic and credit risks not only by adherence to our lending policy, which includes loan to value guidelines, but also by investigating the creditworthiness of the borrower and monitoring the borrower's financial position. Also, we periodically review our lending policies and procedures.

Liquidity and Capital Resources

Liquidity management involves the matching of the cash flow requirements of customers who may be either depositors desiring to withdraw funds or borrowers needing assurance that sufficient funds will be available to meet their credit needs and our ability to meet those needs. We seek to meet liquidity requirements primarily through management of short-term investments, monthly amortizing loans, maturing single payment loans, and maturities of securities and prepayments. Also, we maintain relationships with correspondent banks which could provide funds on short notice.

Our liquidity and capital resources are monitored on a periodic basis by management and state and Federal regulatory authorities. At December 31, 2000, our liquidity ratio was 18.95% which was slightly below our target ratio of 20%. Management reviews liquidity on a periodic basis to monitor and adjust liquidity as necessary. Management has the ability to adjust liquidity by selling securities available for sale, selling participations in loans and accessing available funds through various borrowing arrangements. At December 31, 2000, we had available borrowing capacity totaling approximately $35.1 million through various borrowing arrangements and available lines of credit. Our short-term investments and available borrowing arrangements are adequate to cover any reasonably anticipated immediate need for funds.

At December 31, 2000, our capital to asset ratios satisfy guidelines established by the regulatory authorities. During 2000, we increased our capital by retaining net earnings of $2.4 million. Unrealized gains on securities available for sale increased capital by $731,000 as a result.

Management is not aware of any known trends, events or uncertainties, other than those discussed above, that will have or are reasonably likely to have a material effect on its liquidity, capital resources, or operations.

Management is also not aware of any current recommendations by the regulatory authorities which, if they were implemented, would have such an effect.

Effects of Inflation

The impact of inflation on banks differs from its impact on non-financial institutions. Banks, as financial intermediaries, have assets which are primarily monetary in nature, many of which tend to fluctuate in concert with inflation. A bank can reduce the impact of inflation if it can manage its rate sensitivity gap. This gap represents the difference between rate sensitive assets and rate sensitive liabilities. Through our asset-liability committees, we attempt to structure the assets and liabilities and manage the rate sensitivity gap, thereby seeking to minimize the potential effects of inflation. For information on the management of our interest rate sensitive assets and liabilities, see the "Asset/Liability Management" section.

Results of Operations - For the Years Ended December 31, 2000, 1999 and 1998

Our profitability is determined by our ability to effectively manage interest income and expense, to minimize loan losses, to generate noninterest income, and to control operating expenses. Because interest rates are determined by market forces and economic conditions beyond our control, our ability to generate net interest income depends upon our ability to obtain an adequate net interest spread between the rate earned on interest-earning assets and the rate paid on interest-bearing liabilities. Our net yield on average interest-earning assets decreased to 4.34% in 2000 from 4.75% in 1999. In 2000, the average yield on interest-earning assets increased to 9.23% from 8.93% in 1999 while the average yield on interest-bearing liabilities increased to 5.60% in 2000 from 4.80% in 1999. The overall change in the interest rate spread from 1999 to 2000 was a decrease of 50 basis points. The change is a direct result of the increase in deposit rates during the year resulting from increased competition for deposits.

The net yield on average interest-earning assets increased by 9 basis points to 4.75% from 4.66% for the year ended December 31, 1999 as compared to 1998. The increased net yield in 1999 is attributable to a reduction in the average rate paid on interest-bearing liabilities which decreased by 40 basis points. During this same period, the yield on interest-bearing assets decreased by only 23 basis points.

Net interest income increased by $1.6 million to $13.5 million in 2000, compared to an increase of $2.2 million in 1999. The increase for both years continues to reflect the significant increase in interest-earning assets during 2000 and 1999. As shown in Table 1 and Table 2 included in this annual report, the change is the result of the increase in net volume, offset in part by a decline in the net interest margin in 2000.

Provisions for loan losses decreased by $643,000 during 2000 compared to an increase of $530,000 during 1999. The provision for loan losses is the charge to operations which management believes is necessary to fund the allowance for loan losses. This provision is based on the growth of the loan portfolio, the amount of historical net charge-offs incurred and general economic conditions as well as the local economies. The allowance for loan loss was $3,421,000 or 1.24% of total loans at December 31, 2000 compared to $2,876,000 or 1.23% of total loans at December 31, 1999. We incurred net charge offs of $13,000, $458,000 and $283,000 for the years ended December 31, 2000, 1999 and 1998, respectively. The percentage of net charge-offs to average loans outstanding was .01% and .23% for the years ended December 31, 2000 and 1999. The decrease in the provision for loan losses in 2000 and the increase in 1999 is due to significant identified potential losses and actual losses recognized at UB&T during 1999. Of the net charge-offs of $458,000 in 1999, $386,000 of the net charge-offs were incurred at UB&T. These losses resulted from weaknesses in loan administration and the turnover of three senior loan officers during 1999. Upon the hiring of a new management team at UB&T in the fourth quarter of 1999, an extensive review of the entire loan portfolio was completed, which resulted in the increased provision and net charge-offs. Net charge-offs for the year ended December 31, 2000 were $83,000 at

UB&T while GB&T had net recoveries of $70,000. The allowance for loan losses as a percentage of nonaccrual loans at December 31, 2000 was 311.8%, which was down from the previous two years. This decrease is due to nonaccrual loans increasing to $1,097,000 at December 31, 2000, from $64,000 at December 31, 1999. One loan constitutes sixty-nine percent of the total nonaccrual loans. Based on management's evaluation of these problem loans, we believe that current reserves are adequate to cover any potential losses. Based on management's evaluations, the allowance for loan losses is adequate to absorb potential losses on existing loans.

Other income increased during 2000 by $151,000 compared to a decrease of $121,000 in 1999 and an increase of $619,000 in 1998. For the year ended December 31, 2000, the most significant portion of the net increase consisted of an increase of $157,000 in service charges on deposit accounts, an increase of $103,000 in trust fees, less a decrease of $55,000 in mortgage origination fees. For the same period in 1999, service charges increased by $125,000, trust fees increased by $55,000 and mortgage origination fees and gains on sale of loans both decreased by $95,000 and $179,000, respectively. The increases in service charges on deposit accounts reflects the continued growth in transaction accounts. Trust fee income has continued to increase since the inception of the trust department in 1997. The decreases in mortgage origination fees and gains on sale of loans over the past three years is an indication of rising interest rates which directly affects mortgage and SBA loan activity.

Other expense increased $1,114,000 and $769,000 for the years ended December 31, 2000 and 1999, respectively. Increases in salaries and employee benefits represent the most significant portions of these increases, which increased by $787,000 and $505,000 for the years ended 2000 and 1999, respectively. The number of full-time equivalent employees increased by eight from December of 1999 to December of 2000 and by sixteen for the same period from 1998 to 1999, the majority of whom were hired in the later part of 1999. In addition to the additional salary expense related to new employees, we incurred increases due to increases in profit sharing contributions, health insurance costs, incentive compensation and normal salary increases for the years ended December 31, 2000 and 1999. Occupancy and equipment expenses increased by $170,000 and $142,000 for 2000 and 1999 primarily due to the increased number of branches. Other operating expenses increased 8% and 5%, respectively, for the years ended December 31, 2000 and 1999. Professional fees increased by $161,000 for the year ended December 31, 2000 due to additional legal and accounting fees incurred as a result of the business combination consummated in 2000. There were no other single significant changes in other operating expenses for the year end 2000 and 1999. The increases were considered normal increases and consistent with management's expectations.

Income tax expense increased $556,000 to $1,720,000 in 2000 from $1,164,000 in 1999. The effective tax rate was 35% and 32% for the years ended December 31, 2000 and 1999, respectively. The increase in effective tax rate in 2000 was primarily attributable to disallowed expenses incurred in connection with the business combination.

Net income increased by $769,000 for the year ended December 31, 2000, or by 31.1%. The increase in net income for the same period in 1999 was $516,000, or 26.4%. The increases in net income over the past three years is a combination of significant growth in interest-earning assets, moderate increases in other expenses and loan losses and increased non-interest income. The results over the past two years have been consistent with management's expectations.

SELECTED FINANCIAL INFORMATION AND STATISTICAL DATA

The tables and schedules on the following pages set forth certain financial information and statistical data with respect to: the distribution of assets, liabilities and stockholders' equity; interest rates and interest differentials; interest rate sensitivity gap ratios; the securities portfolio; the loan portfolio; including types of

loans, maturities and sensitivities to changes in interest rates and information on nonperforming loans; summary of the loan loss experience and allowance for loan losses; types of deposits; and the return on equity and assets.

The following table sets forth the amount of our interest income or interest expense for each category of interest-earning assets and interest-bearing liabilities and the average interest yield/rate for total interest-earning assets and total interest-bearing liabilities, net interest spread and net yield on average interest-earning assets.

Table 1 - Distribution of Assets, Liabilities and Stockholders' Equity Interest Rates and Interest Differentials

	Years Ended December 31,								
		2000			1999			1998	
	Average Balances(1)	Income/ Expense	Yields/ Rates	Average Balances(1)	Income/ Expense	Yields/ Rates	Average Balances(1)	Income/ Expense	Yields/ Rates
	(Dollars in Thousands)								
Taxable securities	44,232	2,831	6.40%	37,596	2,238	5.95%	36,987	2,316	6.26
Nontaxable securities (5)	7,187	311	4.33	4,832	201	4.16	4,583	212	4.63
Federal funds sold	2,602	175	6.73	5,537	303	5.47	11,167	622	5.57
Interest-bearing deposits in banks	707	34	4.81	1,506	89	5.91	1,984	102	5.14
Loans (2) (4)	255,382	25,280	9.90	199,051	19,359	9.73	150,597	15,557	10.33
Total interest-earning assets	310,110	28,631	9.23%	248,522	22,190	8.93%	205,318	18,809	9.16%
Unrealized losses on securities	(1,073)			(269)			209		
Allowance for loan losses	(3,232)			(2,390)			(1,974)		
Cash and due from banks	9,289			8,755			6,839		
Other assets	15,408			11,805			11,773		
Total	330,502			266,423			222,165		
Interest-bearing demand & savings	65,979	2,263	3.43	66,619	1,924	2.89	59,087	2,023	3.42
Time	157,252	10,070	6.40	128,903	7,349	5.70	115,983	7,087	6.11
Borrowings	47,641	2,836	5.95	20,826	1,101	5.29	2,486	123	4.95
Total interest-bearing liabilities	270,872	15,169	5.60%	216,348	10,374	4.80%	177,556	9,233	5.20%
Noninterest-bearing demand	31,879			26,343			22,157		
Other liabilities	5,950			2,989			2,750		
Stockholders' equity (3)	21,801			20,743			19,702		
Total	330,502			266,423			222,165		
Net interest income		13,462			11,816			9,576	
Net interest spread			3.63%			4.13%			3.96%
Net yield on average interest-earning assets			4.34%			4.75%			4.66%

(1) Average balances were determined using the daily average balances.
(2) Average balances of loans include nonaccrual loans and are net of deferred interest and fees.
(3) Average unrealized gains (losses) on securities available for sale, net of tax, have been included in stockholders' equity at $(670,000), $(169,000), and $114,000 for 2000, 1999, and 1998, respectively.
(4) Interest and fees on loans include $1,595,000, $1,765,000, and $1,390,000 of loan fee income for the years ended December 31, 2000, 1999, and 1998, respectively.
(5) Yields on nontaxable securities are not presented on a tax-equivalent basis.

Table 2 - Rate and Volume Analysis

The following table describes the extent to which changes in interest rates and changes in volume of interest-earning assets and interest-bearing liabilities have affected our interest income and expense during the years indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (1) change in volume (change in volume multiplied by old rate); (2) change in rate (change in rate multiplied by old volume); and (3) a combination of change in rate and change in volume. The changes in interest income and interest expense attributable to both volume and rate have been allocated proportionately to the change due to volume and the change due to rate.

	Years Ended December 31,					
	2000 to 1999			1999 to 1998		
	Increase (decrease) due to change in			Increase (decrease) due to change in		
	Rate	Volume	Net	Rate	Volume	Net
	(Dollars in Thousands)					
Income from interest-earning assets:						
Interest and fees on loans	$ 344	$ 5,577	$ 5,921	$ (838)	$ 4,640	$ 3,802
Interest on taxable securities	178	415	593	(116)	38	(78)
Interest on nontaxable securities	8	102	110	(24)	13	(11)
Interest on Federal funds sold	98	(226)	(128)	(11)	(308)	(319)
Interest on interest-bearing deposits in other banks	(15)	(40)	(55)	20	(33)	(13)
Total interest income	613	5,828	6,441	(969)	4,350	3,381
Expense from interest-bearing liabilities:						
Interest on interest-bearing demand deposits and savings deposits	357	(18)	339	(563)	464	(99)
Interest on time deposits	975	1,746	2,721	(398)	660	262
Interest on borrowings	153	1,582	1,735	9	969	978
Total interest expense	1,485	3,310	4,795	(952)	2,093	1,141
Net interest income	$ (872)	$ 2,518	$ 1,646	$ (17)	$ 2,257	$ 2,240

Asset/Liability Management

Our asset/liability mix is monitored on a regular basis and a report evaluating the interest rate sensitive assets and interest rate sensitive liabilities is prepared and presented to the Board of Directors on a monthly basis. The objective of this policy is to monitor interest rate sensitive assets and liabilities so as to minimize the impact of substantial movements in interest rates on earnings. An asset or liability is considered to be interest rate-sensitive if it will reprice or mature within the time period analyzed, usually one year or less. The interest rate-sensitivity gap is the difference between the interest-earning assets and interest-bearing liabilities scheduled to mature or reprice within such time period. A gap is considered positive when the amount of interest rate-sensitive assets exceeds the amount of interest rate-sensitive liabilities. A gap is considered negative when the amount of interest rate-sensitive liabilities exceeds the interest rate-sensitive assets. During a period of rising interest rates, a negative gap would tend to adversely affect net interest income, while a positive gap would tend to result in an increase in net interest income. Conversely, during a period of falling interest rates, a negative gap would tend to result in an increase in net interest income, while a positive gap would tend to adversely affect net interest income. If our assets and liabilities were equally flexible and moved concurrently, the impact of any increase or decrease in interest rates on net interest income would be minimal.

A simple interest rate "gap" analysis by itself may not be an accurate indicator of how net interest income will be affected by changes in interest rates. Accordingly, we also evaluate how the repayment of particular assets and liabilities is impacted by changes in interest rates. Income associated with interest-earning assets and costs associated with interest-bearing liabilities may not be affected uniformly by changes in interest rates. In addition, the magnitude and duration of changes in interest rates may have a significant impact on net

interest income. For example, although certain assets and liabilities may have similar maturities or periods of repricing, they may react in different degrees to changes in market interest rates. Interest rates on certain types of assets and liabilities fluctuate in advance of changes in general market rates, while interest rates on other types may lag behind changes in general market rates. In addition, certain assets, such as adjustable rate mortgage loans, have features (generally referred to as "interest rate caps and floors") which limit the amount of changes in interest rates. Prepayment and early withdrawal levels also could deviate significantly from those assumed in calculating the interest rate gap. The ability of many borrowers to service their debts also may decrease during periods of rising interest rates.

We use a simulation model to monitor changes in net interest income due to changes in market rates. The model of rising, falling and stable interest rate scenarios allow management to monitor and adjust interest rate sensitivity to minimize the impact of market rate swings. The analysis of impact on net interest margins as well as market value of equity over a twelve-month period is subjected to a 200 basis point increase and decrease in rate. The December model reflects an increase of 2% in net interest income and a 14% decrease in market value equity for a 200 basis point increase in rates. The same model shows a 1% decrease in net interest income and a 16% increase in market value equity for a 200 basis point decrease in rates. Our policy is to allow no more than +- 8% change in net interest income and no more than +- 25% change in market value equity for these scenarios. Therefore, we are within our policy guidelines and are protected from any significant impact due to market rate changes.

Changes in interest rates also affect our liquidity position. We currently price deposits in response to market rates and it is management's intention to continue this policy. If deposits are not priced in response to market rates, a loss of deposits could occur which would negatively affect our liquidity position.

At December 31, 2000 our cumulative one year interest rate sensitivity gap ratio was 80%. Our targeted ratio is 80% to 120% in this time horizon. This indicates that our interest-earning assets will reprice during this period at a rate slower than our interest-bearing liabilities.

The following table sets forth the distribution of the repricing of our interest-earning assets and interest-bearing liabilities as of December 31, 2000, the interest rate sensitivity gap (i.e., interest rate sensitive assets less interest rate sensitive liabilities), the cumulative interest rate sensitivity gap, the interest rate sensitivity gap ratio (i.e., interest rate sensitive assets divided by interest rate sensitive liabilities) and the cumulative interest rate sensitivity gap ratio.

The table also sets forth the time periods in which interest-earning assets and interest-bearing liabilities will mature or may reprice based on our prepayment experience and other management assumptions. However, the table does not necessarily indicate the impact of general interest rate movements on the net interest margin since the repricing of various categories of assets and liabilities is subject to competitive pressures and the needs of our customers. In addition, various assets and liabilities indicated as repricing within the same period may in fact reprice at different times within such period and at different rates.

	Within Three Months	After Three Months But Within One Year	After One Year But Within Five Years	After Five Years	Total
	(Dollars in Thousands)				
Interest-earning assets:					
Interest-bearing deposits	$ 225	$ -	$ 99	$ -	$ 324
Federal funds sold	5,713	-	-	-	5,713
Securities	6,050	2,145	36,900	7,778	52,873
Loans	111,033	57,070	107,211	55	275,369
Total interest earning assets	123,021	59,215	144,210	7,833	334,279
Interest-bearing liabilities:					
Interest-bearing demand and savings	$ 70,474	$ -	$ -	$ -	$ 70,474
Time deposits	34,535	109,311	31,840	-	175,686
Federal funds purchased and repurchase agreements	10,830	-	-	-	10,830
Other borrowings	399	3,094	31,219	209	34,921
Total interest-bearing liabilities	$ 116,238	$ 112,405	$ 63,059	$ 209	$ 291,911
Interest rate sensitivity gap	$ 6,783	$ (53,190)	$ 81,151	$ 7,624	$ 42,368
Cumulative interest rate sensitivity gap	$ 6,783	$ (46,407)	$ 34,744	$ 42,368	
Interest rate sensitivity gap ratio	106%	53%	229%	3748%	
Cumulative interest rate sensitivity gap ratio	106%	80%	112%	115%	

We actively manage the mix of asset and liability maturities to control the effects of changes in the general level of interest rates on net interest income. Except for its effect on the general level of interest rates, inflation does not have a material impact on us due to the rate variability and short-term maturities of our earning assets. In particular, approximately 61% of the loan portfolio is comprised of loans which have variable rate terms or mature within one year. Most mortgage loans are made on a variable rate basis with rates being adjusted every one to five years.

SECURITIES PORTFOLIO

The carrying value at the dates indicated of securities are as follows:

	December 31, 2000	1999	1998
	(Dollars in Thousands)		
U. S. Treasury and U. S. government agencies and corporations	$ 32,092	$ 32,012	$ 27,352
Mortgage-backed securities	10,189	8,136	6,267
State and municipal securities	7,566	6,743	4,324
Equity securities (1)	3,053	2,326	898
	$ 52,900	$ 49,217	$ 38,841

(1) Equity securities consist of Federal Home Loan Bank stock, The Bankers Bank stock and investments in three de novo banks. For presentation purposes, the equity securities are not included in the maturity table below because they have no contractual maturity date.

Maturities

The amounts of debt securities as of December 31, 2000 are shown in the following table according to contractual maturities classified as; (1) one year or less; (2) after one year through five years; (3) after five years through ten years; and (4) after ten years.

	U. S. Treasury and Other U. S. Government Agencies and Corporations		Municipal Securities	
	Amount	Yield (1)	Amount	Yield (1)(2)
	(Dollars in Thousands)			
Maturity:				
One year or less	$ 1,729	5.61 %	$ 135	4.20 %
After one year through five years	30,012	6.10	5,855	4.60
After five years through ten years	987	6.75	1,576	4.86
After ten years	9,553	6.96	-	-
	$ 42,281	6.29 %	$ 7,566	4.65 %

(1) Yields were computed using coupon interest rates, including discount accretion and premium amortization. The weighted average yield for each maturity range was computed using the carrying value of each security in that range.
(2) Yields on municipal securities are not stated on a tax-equivalent basis.

LOAN PORTFOLIO

Types of Loans

Loans by type of collateral are presented below:

	December 31,				
	2000	1999	1998	1997	1996
	(Dollars in Thousands)				
Commercial	$ 20,352	$ 36,272	$ 21,816	$ 25,211	$ 14,498
Real estate - construction	46,225	50,082	29,637	26,483	16,796
Real estate - mortgage (1)	182,390	121,198	95,812	74,094	63,906
Consumer	21,663	21,877	19,143	16,116	14,423
Other	4,739	5,312	1,730	2,050	1,416
	275,369	234,741	168,138	143,954	111,039
Less allowance for loan losses	(3,421)	(2,876)	(2,132)	(1,746)	(1,386)
Net loans	$ 271,948	$ 231,865	$ 166,006	$ 142,208	$ 109,653

(1) Real estate-mortgage loans are net of $164,000, $35,000, $37,000, $38,000, and $55,000 of deferred loan fees for the years ended December 31, 2000, 1999, 1998, 1997, and 1996, respectively.

Total loans as of December 31, 2000 are shown in the following table according to contractual maturity of (1) one year or less, (2) after one year through five years, and (3) after five years.

	(Dollars in Thousands)
Maturity:	
One year or less	$ 103,888
After one year through five years	141,311
After five years	30,170
	$ 275,369

The following table summarizes loans at December 31, 2000 with the due dates after one year for predetermined and floating or adjustable interest rates.

	(Dollars in Thousands)
Predetermined interest rates	$ 136,019
Floating or adjustable interest rates	35,462
	$ 171,481

Risk Elements

The following table presents the aggregate of nonperforming loans for the categories indicated.

	December 31,				
	2000	1999	1998	1997	1996
	(Dollars in Thousands)				
Loans accounted for on a nonaccrual basis	$ 1,097	$ 64	$ 217	$ 49	$ 66
Loans contractually past due ninety days or more to interest or principal payments and still accruing	132	466	699	411	174
Loans, the term of which have been renegotiated to provide a reduction or deferral of interest or principal because of deterioration in the financial position of the borrower	-	-	-	-	-
Loans now current about which there are serious doubts as to the ability of the borrower to comply with present loan repayment terms	-	-	-	-	-

The reduction in interest income associated with nonaccrual loans for the year ended December 31, 2000 is as follows:

	(Actual Dollars)
Interest income that would have been recorded on nonaccrual loans under original terms	$ 151,129
Interest income that was recorded on nonaccrual loans	$ 77,670

Management includes nonaccrual loans in its definition of impaired loans as determined by Financial Accounting Standards Board Statement Numbers 114 and 118.

Our policy is to discontinue the accrual of interest income when, in the opinion of management, collection of such interest becomes doubtful. This status is determined when: (1) there is a significant deterioration in the financial condition of the borrower and full repayment of principal and interest is not expected; or (2) the principal or interest is more than ninety days past due, unless the loan is both well-secured and in the process of collection. Accrual of interest on such loans is resumed when, in management's judgment, the collection of interest and principal becomes probable. Loans classified for regulatory purposes as loss, doubtful, substandard, or special mention that have not been included in the table above do not represent or result from trends or uncertainties which management reasonably expects will materially impact future operating results, liquidity, or capital resources. These classified loans do not represent material credits about which management is aware and which causes management to have serious doubts as to the ability of such borrowers to comply with the loan repayment terms. In the event of non-performance by the borrower, these loans have collateral pledged which would prevent the recognition of substantial losses.

Commitments and Lines of Credit

We will, in the normal course of business, commit to extend credit in the form of letters of credit, lines of credit, and credit cards. The amount of outstanding loan commitments at December 31, 2000 and 1999 was $46.7 million and $53.7 million, respectively. These commitments are recorded in the financial statements when funds are disbursed or the financial instruments become payable. We use the same credit and collateral policies for these off balance sheet commitments as we do for financial instruments that are recorded in the financial statements. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitment amounts expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.

SUMMARY OF LOAN LOSS EXPERIENCE

The following table summarizes average loan balances for each year determined using the daily average balances during the year; changes in the allowance for loan losses arising from loans charged off and recoveries on loans previously charged off; additions to the allowance which have been charged to expense; and the ratio of net charge-offs during the year to average loans.

	December 31,				
	2000	1999	1998	1997	1996
	(Dollars in Thousands)				
Average amount of loans outstanding	$ 255,382	$ 199,051	$ 150,597	$ 128,374	$ 99,483
Balance of allowance for loan losses at beginning of year	$ 2,876	$ 2,133	$ 1,746	$ 1,386	$ 1,224
Loans charged off:					
Real estate	(22)	(3)	(99)	-	-
Commercial	(36)	(33)	(157)	(43)	(26)
Installment	(191)	(477)	(65)	(74)	(52)
Credit cards	(11)	(8)	(6)	(3)	(4)
	(260)	(521)	(327)	(120)	(82)
Recoveries of loans previously charged off:					
Real estate	131	-	8	2	-
Commercial	37	12	16	3	1
Installment	79	46	20	34	41
Credit cards	-	5	-	-	-
	247	63	44	39	42
Net loans charged off during the year	(13)	(458)	(283)	(81)	(40)
Additions to allowance charged to expense during year	558	1,201	670	441	202
Balance of allowance for loan losses at end of year	$ 3,421	$ 2,876	$ 2,133	$ 1,746	$ 1,386
Ratio of net loans charged off during the year to average loans outstanding	0.01%	0.23%	0.19%	0.06%	0.04%

The following table sets forth the allowance for loan losses to total allowance for loan losses and the percent of loans to total loans in each of the categories listed at the dates indicated.

	December 31,									
	2000		1999		1998		1997		1996	
	Amount	Percent of Loans in Each Category to Total Loans	Amount	Percent of Loans in Each Category to Total Loans	Amount	Percent of Loans in Each Category to Total Loans	Amount	Percent of Loans in Each Category to Total Loans	Amount	Percent of Loans in Each Category to Total Loans
	(Dollars in Thousands)									
Commercial	$ 279	7.39%	$ 234	15.45%	$ 174	12.98%	$ 143	17.51%	$ 114	13.06%
Real estate-construction	461	16.79	387	21.33	288	17.63	235	18.40	186	15.13
Real estate-mortgage	2,196	66.23	1,847	51.64	1,369	56.98	1,121	51.47	889	57.55
Consumer and other	485	9.59	408	11.58	302	12.41	247	12.62	197	14.26
Total allowance	$3,421	100.00%	$2,876	100.00%	$2,133	100.00%	$1,746	100.00%	$1,386	100.00%

Allowance for Loan Losses

The allowance for loan losses is created by direct charges to income. Losses on loans are charged against the allowance in the year in which such loans, in management's opinion, become uncollectible. Recoveries during the year are credited to this allowance. The factors that influence management's judgment in determining the amount charged to income are past loan loss experience, composition of the loan portfolio, evaluation of trends and possible losses, current economic conditions and other relevant factors. Our allowance for loan losses was approximately $3,421,000 at December 31, 2000, representing 1.24% of total loans, compared with $2,876,000 at December 31, 1999, which represented 1.23% of total loans. The allowance for loan losses is evaluated and adjusted periodically based on management's evaluation of current risk characteristics of the loan portfolio, as well as the impact of prevailing and expected economic business conditions. Management considers the allowance for loan losses adequate to cover possible losses at December 31, 2000.

DEPOSITS

Average amounts of deposits and average rates paid thereon, classified as to noninterest-bearing demand deposits, interest-bearing demand and savings deposits and time deposits, are presented below. (1)

	Year Ended December 31,					
	2000		1999		1998	
	Amount	Rate	Amount	Rate	Amount	Rate
	(Dollars in Thousands)					
Noninterest-bearing demand deposits	$ 31,879	- %	$ 26,343	- %	$ 22,157	%
Interest-bearing demand and savings deposits	65,979	3.43	66,919	2.89	59,087	3.42
Time deposits	157,252	6.40	128,903	5.70	115,983	6.11
Total deposits	$ 255,110		$ 221,865		$ 197,227	

(1) Average balances were determined using the daily average balances.

The amounts of time certificates of deposit issued in amounts of $100,000 or more as of December 31, 2000 are shown below by category, which is based on time remaining until maturity of (1) three months or less, (2) over three through twelve months, and (3) over twelve months.

	(Dollars in Thousands)
Three months or less	$ 5,828
Over three through twelve months	27,928
Over twelve months	4,409
Total	$ 37,679

RETURN ON EQUITY AND ASSETS

The following rate of return information for the periods indicated is presented below.

	Years Ended December 31,		
	2000	1999	1998
Return on assets (1)	.98 %	.93 %	.88 %
Return on equity (2)	14.85	11.90	9.92
Dividend payout ratio (3)	25.44	29.07	23.53
Equity to assets ratio (4)	6.60	7.79	8.87

(1) Net income divided by average total assets.
(2) Net income divided by average equity.
(3) Dividends declared per share divided by diluted earnings per share.
(4) Average equity divided by average total assets.

SHORT TERM BORROWINGS

Other Borrowings

As part of our operating strategy, we have utilized Federal funds purchased and securities sold under repurchase agreements as an alternative to retail deposits to fund our operations when borrowings are less costly and can be invested at a positive interest rate spread or when we need additional funds to satisfy loan demand. By utilizing Federal funds purchased and securities sold under repurchase agreements, which possess varying stated maturities, we can meet our liquidity needs without otherwise being dependent upon retail deposits and revising our deposit rates to attract retail deposits, which have no stated maturities, except for certificates of deposit, which are interest rate sensitive and which are subject to withdrawal from us at any time. At December 31, 2000, we had $10,830,000 in outstanding Federal funds purchased and securities sold under repurchase agreements.

The following table sets forth certain information regarding Federal funds purchased and securities sold under repurchase agreements at or for the years ended on the dates indicated:

	At or For the Year Ended December 31,		
	2000	1999	1998
	(Dollars in Thousands)		
Average balance outstanding	$ 13,736	$ 7,261	$ 1,886
Maximum amount outstanding at any month-end during the year	18,238	13,859	5,028
Balance outstanding at end of year	10,830	12,969	2,060
Weighted average interest rate during year	5.90%	4.65%	4.70%
Weighted average interest rate at end of year	6.08%	5.25%	3.94%

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed only to U.S. dollar interest rate changes and accordingly, we manage exposure by considering the possible changes in the net interest margin. We do not have any trading instruments nor do we classify any portion of the investment portfolio as held for trading. We do not engage in any hedging activities or enter into any derivative instruments with a higher degree of risk than mortgage-backed securities that are commonly pass through securities. Finally, we have no exposure to foreign currency exchange rate risk, commodity price risk, and other market risks. Interest rates play a major part in the net interest income of a financial institution. The sensitivity to rate changes is known as "interest rate risk." The repricing of interest earning assets and interest-bearing liabilities can influence the changes in net interest income. As part of our asset/liability management program, the timing of repriced assets and liabilities is referred to as Gap management. It is our policy to maintain a Gap ratio in the one-year time horizon of .80 to 1.20.

GAP management alone is not enough to properly manage interest rate sensitivity, because interest rates do not respond at the same speed or at the same level to market rate changes. For example, savings and money market rates are more stable than loans tied to a "Prime" rate and thus respond with less volatility to a market rate change.

We use a simulation model to monitor changes in net interest income due to changes in market rates. The model of rising, falling and stable interest rate scenarios allow management to monitor and adjust interest rate sensitivity to minimize the impact of market rate swings. The analysis of impact on net interest margins as well as market value of equity over a twelve-month period is subjected to a 200 basis point increase and decrease in rate. The December model reflects an increase of 2% in net interest income and a 14% decrease in market value equity for a 200 basis point increase in rates. The same model shows a 1% decrease in net interest income and a 16% increase in market value equity for a 200 basis point decrease in rates. Our policy is to allow no more than +- 8% change in net interest income and no more than +- 25% change in market value equity for these scenarios. Therefore, we are within our policy guidelines and are protected from any significant impact due to market rate changes.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Consolidated Balance Sheets - December 31, 2000 and 1999

Consolidated Statements of Income – Three Years Ended December 31, 2000, 1999, and 1998

Consolidated Statements of Comprehensive Income – Three Years Ended December 31, 2000, 1999, and 1998

Consolidated Statements of Stockholders' Equity – Three Years Ended December 31, 2000, 1999, and 1998

Consolidated Statements of Cash Flows – Three Years Ended December 31, 2000, 1999, and 1998

Notes to Consolidated Financial Statements

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not applicable

PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

The information set forth under the caption “Election of Directors” and “Executive Officers” in the Proxy Statement used in connection with our 2001 Annual Shareholders Meeting is incorporated herein by reference.

ITEM 11. EXECUTIVE COMPENSATION

The information set forth under the caption “Executive Compensation” in the Proxy Statement used in connection with our 2001 Annual Shareholders meeting is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The information set forth under the caption “Security Ownership of Certain Beneficial Owners and Management” in the Proxy Statement used in connection with our 2001 Annual Shareholders meeting is incorporated herein by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The information set forth under the caption “Certain Transactions” in the Proxy Statement used in connection with our 2001 Annual Shareholders meeting is incorporated herein by reference.

ITEM 14. EXHIBITS AND REPORTS ON FORM 8K

(a) Contents:

1. Consolidated financial statements:

   (a) G B & T Bancshares, Inc. and Subsidiaries:

      (i) Consolidated Balance Sheets - December 31, 2000 and 1999

      (ii) Consolidated Statements of Income – Three Years Ended December 31, 2000, 1999, and 1998

      (iii) Consolidated Statements of Comprehensive Income – Three Years Ended December 31, 2000, 1999, and 1998

      (iv) Consolidated Statements of Stockholders' Equity – Three Years Ended December 31, 2000, 1999, and 1998

      (v) Consolidated Statements of Cash Flows – Three Years Ended December 31, 2000, 1999, and 1998

      (vi) Notes to Consolidated Financial Statements

2. Financial statement schedules:

   All schedules are omitted as the required information is inapplicable or the information is presented in the financial statements or related notes.

(b) Reports of Form 8-K:

We did not file a report on Form 8-K during the last quarter of 2000.

(c) Exhibits:

Exhibit No.	Description
3.1	Articles of Incorporation of the Registrant (incorporated herein by reference to the Registrant's Registration Statement on Form S-3, filed on September 24, 1998)
3.2	By-Laws of the Registrant (incorporated herein by reference to the Registrant's Registration Statement on Form S-3, filed on September 24, 1998)
4.1	See Exhibits 3.1 and 3.2 herein for provisions of the Registrant's Articles of Incorporation and By-Laws which define the rights of the holders of Common Stock of the Registrant
10.1	Dividend Reinvestment and Share Purchase Plan of the Registrant (incorporated herein by reference to the Registrant's Registration Statement on Form S-3, filed on September 24, 1998)
10.2	Agreement and Plan of Reorganization between UB&T Financial Services Corporation and GB&T Bancshares, Inc., dated October 14, 1999 (incorporated herein by reference to Exhibit 2.1 to the Company's Proxy Statement/Prospectus on Form S-4, filed on December 20, 1999, as amended)
10.3	Employment Agreement between Gainesville Bank and Trust and Richard A. Hunt
21.1	Subsidiaries of the Registrant.

GB&T BANCSHARES, INC.
AND SUBSIDIARIES

CONSOLIDATED FINANCIAL REPORT
DECEMBER 31, 2000

TABLE OF CONTENTS

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
GB&T Bancshares, Inc. and Subsidiaries
Gainesville, Georgia

We have audited the accompanying consolidated balance sheets of **GB&T Bancshares, Inc. and subsidiaries** as of December 31, 2000 and 1999, and the related consolidated statements of income, comprehensive income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of GB&T Bancshares, Inc. and subsidiaries as of December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000, in conformity with generally accepted accounting principles.

/s/ Mauldin & Jenkins LLC

MAULDIN & JENKINS LLC

Atlanta, Georgia
February 2, 2001

GB&T BANCSHARES, INC.
AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2000 AND 1999

Assets	2000	1999
Cash and due from banks	**$ 10,594,921**	$ 10,053,409
Interest-bearing deposits in banks	**323,675**	1,511,021
Federal funds sold	**5,712,991**	2,532,190
Securities available-for-sale	**52,900,444**	49,217,360
Loans	**275,368,683**	234,740,962
Less allowance for loan losses	**3,420,576**	2,875,764
Loans, net	**271,948,107**	231,865,198
Premises and equipment	**8,139,722**	6,848,180
Other assets	**6,236,214**	5,927,172
Total assets	**$ 355,856,074**	$ 307,954,530
Liabilities and Stockholders' Equity		
Deposits		
Noninterest-bearing	**$ 34,892,127**	$ 27,336,073
Interest-bearing	**246,160,526**	213,503,831
Total deposits	**281,052,653**	240,839,904
Federal funds purchased and securities sold under repurchase agreements	**10,829,834**	12,969,374
Other borrowings	**34,920,861**	29,213,903
Other liabilities	**4,393,703**	3,413,404
Total liabilities	**331,197,051**	286,436,585
Commitments and contingencies		
Stockholders' equity		
Common stock, par value $5; 10,000,000 shares authorized, 2,766,138 and 2,763,949 shares issued and outstanding, respectively	**13,830,690**	13,819,745
Capital surplus	**1,144,702**	1,141,528
Retained earnings	**9,666,076**	7,270,006
Accumulated other comprehensive income (loss)	**17,555**	(713,334)
Total stockholders' equity	**24,659,023**	21,517,945
Total liabilities and stockholders' equity	**$ 355,856,074**	$ 307,954,530

See Notes to Consolidated Financial Statements.

GB&T BANCSHARES, INC.
AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998

	2000	1999	1998
Interest income			
Loans	$ **25,279,927**	$ 19,358,481	$ 15,557,429
Taxable securities	**2,831,310**	2,237,447	2,316,121
Nontaxable securities	**311,361**	201,112	211,678
Federal funds sold	**175,023**	303,383	621,706
Deposits in banks	**33,748**	89,335	102,265
Total interest income	**28,631,369**	22,189,758	18,809,199
Interest expense			
Deposits	**12,333,905**	9,273,339	9,110,315
Federal funds purchased, securities sold under repurchase agreements and other borrowings	**2,836,968**	1,100,724	123,274
Total interest expense	**15,170,873**	10,374,063	9,233,589
Net interest income	**13,460,496**	11,815,695	9,575,610
Provision for loan losses	**558,000**	1,200,733	670,250
Net interest income after provision for loan losses	**12,902,496**	10,614,962	8,905,360
Other income			
Service charges on deposit accounts	**1,247,754**	1,090,624	965,324
Other service charges and fees	**30,096**	24,040	22,525
Security transactions, net	**(24,541)**	(2,071)	74,788
Mortgage origination fees	**155,302**	209,974	304,754
Gain on sale of loans	**53,001**	96,661	276,001
Trust fees	**202,593**	100,108	45,484
Other operating income	**342,772**	336,227	288,165
Total other income	**2,006,977**	1,855,563	1,977,041
Other expenses			
Salaries and employee benefits	**5,624,070**	4,836,705	4,331,297
Equipment expenses	**903,573**	839,985	713,410
Occupancy expenses	**646,825**	590,833	575,229
Other operating expenses	**2,777,046**	2,569,816	2,448,358
Total other expenses	**9,951,514**	8,837,339	8,068,294
Income before income taxes	**4,957,959**	3,633,186	2,814,107
Income tax expense	**1,719,806**	1,163,883	860,488
Net income	$ **3,238,153**	$ 2,469,303	$ 1,953,619
Basic earnings per share	$ **1.17**	$ 0.90	$ 0.71
Diluted earnings per share	$ **1.14**	$ 0.86	$ 0.68

See Notes to Consolidated Financial Statements.

GB&T BANCSHARES, INC.
AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998

	2000	1999	1998
Net income	**$ 3,238,153**	$ 2,469,303	$ 1,953,619
Other comprehensive income (loss):			
Unrealized holding gains (losses) arising during period, net of tax (benefits) of $431,677, $(539,519) and and $90,492, respectively	**715,674**	(894,060)	158,285
Reclassification adjustment for (gains) losses realized in net income, net of (taxes) benefits of $9,326, $704 and $(25,428), respectively	**15,215**	1,367	(49,360)
Other comprehensive income (loss)	**730,889**	(892,693)	108,925
Comprehensive income	**$ 3,969,042**	$ 1,576,610	$ 2,062,544

See Notes to Consolidated Financial Statements.

GB&T BANCSHARES, INC.
AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998

	Common Stock		Capital	Retained	Accumulated Other Comprehensive	Total Stockholders'
	Shares	Par Value	Surplus	Earnings	Income (Loss)	Equity
Balance, December 31, 1997	1,676,160	$ 8,380,800	$ 2,002,750	$ 3,357,703	$ 59,690	$ 13,800,943
Restatement to reflect the pooling of interests with UB&T Financial Services Corporation at December 31, 1997 (Note 18)	646,803	3,234,015	802,268	673,099	10,744	4,720,126
Balance, December 31, 1997, as restated	2,322,963	11,614,815	2,805,018	4,030,802	70,434	18,521,069
Net income	-	-	-	1,953,619	-	1,953,619
Options exercised	13	65	75	-	-	140
Stock dividend	419,011	2,095,055	(2,002,750)	(92,920)	-	(615)
Dividends reinvested	3,964	19,820	64,484	-	-	84,304
Dividends declared, $.16 per share	-	-	-	(456,387)	-	(456,387)
Other comprehensive income	-	-	-	-	108,925	108,925
Balance, December 31, 1998	2,745,951	13,729,755	866,827	5,435,114	179,359	20,211,055
Net income	-	-	-	2,469,303	-	2,469,303
Options exercised	3,970	19,850	6,526	-	-	26,376
Dividends reinvested	14,028	70,140	268,175	-	-	338,315
Dividends declared, $.25 per share	-	-	-	(634,411)	-	(634,411)
Other comprehensive loss	-	-	-	-	(892,693)	(892,693)
Balance, December 31, 1999	2,763,949	13,819,745	1,141,528	7,270,006	(713,334)	21,517,945
Net income	-	-	-	3,238,153	-	3,238,153
Options exercised	2,487	12,435	7,586	-	-	20,021
Payment for fractional shares in connection with pooling of interest	(298)	(1,490)	(4,412)	-	-	(5,902)
Dividends declared, $.29 per share	-	-	-	(842,083)	-	(842,083)
Other comprehensive income	-	-	-	-	730,889	730,889
Balance, December 31, 2000	2,766,138	$ 13,830,690	$ 1,144,702	$ 9,666,076	$ 17,555	$ 24,659,023

See Notes to Consolidated Financial Statements.

GB&T BANCSHARES, INC.
AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998

	2000	1999	1999
OPERATING ACTIVITIES			
Net income	$ 3,238,153	$ 2,469,303	$ 1,953,619
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	668,517	643,886	560,352
Provision for loan losses	558,000	1,200,733	670,250
Provision for losses on other real estate owned	-	92,954	289,000
(Gain) loss on sale of securities available-for-sale	24,541	2,071	(74,788)
(Gain) loss on sale of other real estate owned	(17,290)	7,326	8,224
(Gain) loss on disposal of premises and equipment	(171)	-	14,923
Deferred income taxes	(70,492)	(303,463)	(259,244)
(Increase) decrease in interest receivable	(647,441)	(279,176)	45,307
Increase (decrease) in interest payable	866,001	892,166	(148,562)
Other operating activities	(3,567)	88,121	(391,675)
Net cash provided by operating activities	4,616,251	4,813,921	2,667,406
INVESTING ACTIVITIES			
(Increase) decrease in interest-bearing deposits in banks	1,187,346	1,070,780	(1,956,630)
Purchases of securities available-for-sale	(7,702,961)	(31,138,281)	(28,414,220)
Proceeds from maturities of securities available-for-sale	2,197,487	16,778,780	24,616,335
Proceeds from sales of securities available-for-sale	2,969,741	2,550,318	3,691,436
Net (increase) decrease in federal funds sold	(3,180,801)	7,276,328	2,337,656
Net increase in loans	(40,968,776)	(67,223,322)	(25,199,855)
Purchase of premises and equipment	(1,966,260)	(1,017,246)	(667,419)
Disposals of premises and equipment	6,372	-	-
Proceeds from sale of other real estate owned	430,910	337,825	462,421
Net cash used in investing activities	(47,026,942)	(71,364,818)	(25,130,276)
FINANCING ACTIVITIES			
Net increase in deposits	40,212,749	27,768,068	21,610,931
Net increase (decrease) in federal funds purchased and securities sold under repurchase agreements	(2,139,540)	10,909,390	1,697,784
Net increase in other borrowings	5,706,958	27,675,103	471,370
Proceeds from issuance of common stock	20,021	26,376	140
Dividends reinvested	-	338,315	84,304
Dividends paid	(842,083)	(634,411)	(457,002)
Payment for fractional shares	(5,902)	-	-
Purchase of treasury stock	-	(50,975)	(355,559)
Net cash provided by financing activities	42,952,203	66,031,866	23,051,968

GB&T BANCSHARES, INC.
AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998

	2000	1999	1998
Net increase (decrease) in cash and due from banks	**$ 541,512**	$ (519,031)	$ 589,098
Cash and due from banks at beginning of year	**10,053,409**	10,572,440	9,983,342
Cash and due from banks at end of year	**$ 10,594,921**	$ 10,053,409	$ 10,572,440
SUPPLEMENTAL DISCLOSURES			
Cash paid for:			
Interest	**$ 14,304,872**	$ 9,481,897	$ 9,382,151
Income taxes	**$ 1,849,489**	$ 1,366,700	$ 1,175,044
NONCASH TRANSACTIONS			
Principal balances of loans transferred to other real estate owned	**$ 327,867**	$ 163,093	$ 732,385

See Notes to Consolidated Financial Statements.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

GB&T Bancshares, Inc. (the "Company") is a multi-bank holding company whose business is conducted by its wholly-owned commercial bank subsidiaries, Gainesville Bank & Trust and United Bank & Trust (the "Banks"). Gainesville Bank & Trust is located in Gainesville, Hall County, Georgia with the main office and four branches located in Gainesville, one branch located in Oakwood, Georgia and one branch located in Buford, Georgia. United Bank & Trust is located in Rockmart, Polk County, Georgia with a branch in Cedartown, Georgia. The Banks provide a full range of banking services to individual and corporate customers in their primary market areas of Hall and Polk County, respectively, and the surrounding counties.

Basis of Presentation

The consolidated financial statements include the accounts of the Company and its subsidiaries. Significant intercompany transactions and accounts are eliminated in consolidation.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the balance sheet date and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses, the valuation of foreclosed real estate and deferred taxes.

Cash, Due from Banks and Cash Flows

For purposes of reporting cash flows, cash and due from banks includes cash on hand, cash items in process of collection and amounts due from banks. Cash flows from loans, federal funds sold, federal funds purchased and securities sold under repurchase agreements, deposits and other borrowings are reported net.

The Company maintains amounts due from banks which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts.

Securities

Debt securities that management has the positive intent and ability to hold to maturity are classified as held-to-maturity and recorded at amortized cost. Securities not classified as held-to-maturity, including equity securities with readily determinable fair values, are classified as available-for-sale and recorded at fair value with unrealized gains and losses excluded from earnings and reported in other comprehensive income. Equity securities, including restricted stock, without a readily determinable fair value are classified as available-for-sale and recorded at cost.

Interest and dividends, including amortization of premiums and accretion of discounts, are recognized in interest income. Gains and losses on the sale of securities are determined using the specific identification method. Declines in the fair value of held-to-maturity and available-for-sale securities below their cost that are deemed to be other than temporary are reflected in earnings as realized losses.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Loans

Loans are reported at their outstanding unpaid principal balances less unearned income, including deferred fees and costs on originated loans, and the allowance for loan losses. Interest income is accrued on the unpaid balance. Loan origination fees, net of certain direct loan origination costs, are deferred and recognized as an adjustment of the related loan yield over the life of the loan.

The accrual of interest on loans is discontinued when, in management's opinion, the borrower may be unable to meet payments as they become due, unless the loan is well-secured. All interest accrued but not collected for loans that are placed on nonaccrual or charged off is reversed against interest income. Interest income on nonaccrual loans is subsequently recognized only to the extent cash payments are received, until the loan is returned to accrual status.

The allowance for loan losses is established through a provision for loan losses charged to expense. Loans are charged against the allowance when management believes the collectibility of the principal is unlikely. Subsequent recoveries are credited to the allowance.

The allowance is an amount that management believes will be adequate to absorb estimated losses in the loan portfolio. The allowance for loan losses is evaluated on a regular basis by management and is based upon management's periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available. In addition, regulatory agencies, as an integral part of their examination process, periodically review the Company's allowance for loan losses, and may require the Company to make additions to the allowance based on their judgment about information available to them at the time of their examinations.

A loan is considered impaired when it is probable the Company will be unable to collect all principal and interest payments due in accordance with the contractual terms of the loan agreement. Impaired loans are measured based on the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's observable market price, or the fair value of the collateral if the loan is collateral dependent. The amount of impairment, if any, and any subsequent changes are included in the allowance for loan losses.

Premises and Equipment

Land is carried at cost. Premises and equipment are stated at cost less accumulated depreciation computed principally by the straight-line method over the estimated useful lives of the assets.

Other Real Estate Owned

Other real estate owned represents properties acquired through foreclosure. Other real estate owned is held for sale and is carried at the lower of cost or fair value less estimated costs of disposal. Any write-down to fair value at the time of transfer to other real estate owned is charged to the allowance for loan losses. Revenue and expenses from operations and changes in the valuation allowance are included in net expenses from foreclosed assets. The carrying amount of other real estate owned at December 31, 2000 and 1999 was $208,133 and $293,887 , respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Transfers of Financial Assets

Transfers of financial assets are accounted for as sales when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Company, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

The Company originates and sells participations in certain loans. Gains are recognized at the time the sale is consummated. The amount of gain recognized on the sale of a specific loan is equal to the percentage resulting from determining the fair value of the portion of the loan sold relative to the fair value of the entire loan. Losses are recognized at the time the loan is identified as held for sale and the loan's carrying value exceeds its fair value.

Income Taxes

Deferred income tax assets and liabilities are determined using the balance sheet method. Under this method, the net deferred tax asset or liability is determined based on the tax effects of the temporary differences between the book and tax bases of the various balance sheet assets and liabilities and gives current recognition to changes in tax rates and laws.

Profit-Sharing Plan

Profit-sharing plan costs are based on a percentage of individual employee’s salary, not to exceed the amount that can be deducted for Federal income tax purposes.

Stock Compensation Plans

Statement of Financial Accounting Standards (“SFAS”) No. 123, *Accounting for Stock-Based Compensation*, encourages all entities to adopt a fair value based method of accounting for employee stock compensation plans, whereby compensation cost is measured at the grant date based on the value of the award and is recognized over the service period, which is usually the vesting period. However, it also allows an entity to continue to measure compensation cost for those plans using the intrinsic value based method of accounting prescribed by Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees*, whereby compensation cost is the excess, if any, of the quoted market price of the stock at the grant date over the amount an employee must pay to acquire the stock. Stock options issued under the Company’s stock option plan have no intrinsic value at the grant date, and under Opinion No. 25 no compensation cost is recognized for them. The Company has elected to continue with the accounting methodology in Opinion No. 25 and, as a result, has provided pro forma disclosures of net income and earnings per share and other disclosures, as if the fair value based method of accounting had been applied.

Earnings Per Share

Basic earnings per share are computed by dividing net income by the weighted-average number of shares of common stock outstanding. Diluted earnings per share are computed by dividing net income by the sum of the weighted-average number of shares of common stock outstanding and potential common shares. Potential common shares consist of stock options.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Comprehensive Income

Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available-for-sale securities, are reported as a separate component of the equity section of the balance sheet, such items, along with net income, are components of comprehensive income.

Recent Developments

In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities,* effective for fiscal years beginning after June 15, 2000. This Statement establishes accounting and reporting standards for derivative instruments and hedging activities, including certain derivative instruments embedded in other contracts, and requires that an entity recognize all derivatives as assets or liabilities in the balance sheet and measure them at fair value. If certain conditions are met, an entity may elect to designate a derivative as follows: *(a)* a hedge of the exposure to changes in the fair value of a recognized asset or liability or an unrecognized firm commitment, *(b)* a hedge of the exposure to variable cash flows of a forecasted transaction, or *(c)* a hedge of the foreign currency exposure of an unrecognized firm commitment, an available-for-sale security, a foreign currency denominated forecasted transaction, or a net investment in a foreign corporation. The Statement generally provides for matching the timing of the recognition of the gain or loss on derivatives designated as hedging instruments with the recognition of the changes in the fair value of the item being hedged. Depending on the type of hedge, such recognition will be in either net income or other comprehensive income. For a derivative not designated as a hedging instrument, changes in fair value will be recognized in net income in the period of change. Management is currently evaluating the impact of adopting this Statement on the financial statements, but does not anticipate that it will have a material impact.

NOTE 2. SECURITIES

The amortized cost and fair value of securities available-for-sale are summarized as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
December 31, 2000:				
U. S. Government and agency securities	**$ 32,151,350**	**$ 69,505**	**$ (128,394)**	**$ 32,092,461**
State and municipal securities	**7,518,992**	**60,828**	**(14,209)**	**7,565,611**
Mortgage-backed securities	**10,149,430**	**83,350**	**(43,822)**	**10,188,958**
Equity securities	**1,345,614**	**-**	**-**	**1,345,614**
Federal Home Loan Bank stock	**1,707,800**	**-**	**-**	**1,707,800**
	$ **52,873,186**	$ **213,683**	$ **(186,425)**	$ **52,900,444**
December 31, 1999:				
U. S. Government and agency Securities	$ 32,987,749	$ -	$ (975,943)	$ 32,011,806
State and municipal securities	6,808,804	5,055	(70,246)	6,743,613
Mortgage-backed securities	8,239,001	2,868	(106,368)	8,135,501
Equity securities	917,440	-	-	917,440
Federal Home Loan Bank stock	1,409,000	-	-	1,409,000
	$ 50,361,994	$ 7,923	$ (1,152,557)	$ 49,217,360

The amortized cost and fair value of debt securities available-for-sale as of December 31, 2000 by contractual maturity are shown below. Maturities may differ from contractual maturities of mortgage-backed securities because the mortgages underlying the securities may be called or repaid without penalty. Therefore, these securities are not included in the maturity categories in the following summary.

	Amortized Cost	Fair Value
Due within one year	$ 1,859,349	$ 1,851,741
Due from one to five years	35,757,037	35,730,074
Due from five to ten years	2,053,956	2,076,257
Mortgage-backed securities	10,149,430	10,188,958
	$ 49,819,772	$ 49,847,030

Securities with a carrying value of $30,203,269 and $21,616,616 at December 31, 2000 and 1999, respectively, were pledged to secure public deposits and for other purposes required or permitted by law.

NOTE 2. SECURITIES (Continued)

Gains and losses on sales of securities available-for-sale consist of the following:

	Years Ended December 31,		
	2000	1999	1998
Gross gains	**$ -**	$ 8,177	$ 89,091
Gross losses	**(24,541)**	(10,248)	(14,303)
Net realized gains (losses)	**$ (24,541)**	$ (2,071)	$ 74,788

NOTE 3. LOANS

The composition of loans is summarized as follows:

	December 31,	
	2000	1999
Commercial	**$ 20,351,888**	$ 36,271,992
Real estate – construction	**46,225,000**	50,082,000
Real estate – mortgage	**182,554,000**	121,233,000
Consumer	**21,663,000**	21,877,000
Other	**4,738,905**	5,312,441
	275,532,793	234,776,433
Unearned income	**(164,110)**	(35,471)
Allowance for loan losses	**(3,420,576)**	(2,875,764)
Loans, net	**$ 271,948,107**	$ 231,865,198

Changes in the allowance for loan losses are as follows:

	Years Ended December 31,		
	2000	1999	1998
Balance, beginning of year	**$ 2,875,764**	$ 2,132,616	$ 1,745,476
Provision for loan losses	**558,000**	1,200,733	670,250
Loans charged off	**(259,318)**	(521,184)	(326,425)
Recoveries	**246,130**	63,599	43,315
Balance, end of year	**$ 3,420,576**	$ 2,875,764	$ 2,132,616

NOTE 3. LOANS (Continued)

The following is a summary of information pertaining to impaired loans:

	As of and for the Years Ended December 31,		
	2000	**1999**	**1998**
Impaired loans without a valuation allowance	**$ 21,046**	$ -	$ 92,804
Impaired loans with a valuation allowance	**1,097,493**	210,993	124,594
Total impaired loans	**$ 1,118,539**	$ 210,993	$ 217,398
Valuation allowance related to impaired loans	**$ 185,160**	$ 106,002	$ 46,181
Average investment in impaired loans	**$ 665,587**	$ 261,216	$ 355,938
Interest income recognized on impaired loans	**$ 77,671**	$ -	$ 9,873

In the ordinary course of business, the Company has granted loans to certain related parties, including executive officers, directors and their affiliates. The interest rates on these loans were substantially the same as rates prevailing at the time of the transaction and repayment terms are customary for the type of loan. Changes in related party loans for the year ended December 31, 2000 are as follows:

Balance, beginning of year	**$** 5,708,898
Advances	5,666,984
Repayments	(3,302,172)
Balance, end of year	**$** 8,073,710

NOTE 4. PREMISES AND EQUIPMENT

Premises and equipment are summarized as follows:

	December 31,	
	2000	**1999**
Land	**$ 1,597,915**	$ 1,587,915
Buildings	**2,736,481**	2,736,481
Leasehold improvements	**2,028,779**	1,698,040
Furniture and equipment	**5,232,900**	4,808,308
Computer installation and construction in progress	**1,198,214**	28,200
	12,794,289	10,858,944
Accumulated depreciation	**(4,654,567)**	(4,010,764)
	$ 8,139,722	$ 6,848,180

NOTE 4. PREMISES AND EQUIPMENT (Continued)

At December 31, 2000, the Company's 50% interest in the Gainesville Bank & Trust main office banking facility with a carrying value (including land) of $1,613,909 was pledged to a bank to secure a $877,000 borrowing of a director who is the owner of the remaining 50% interest in the building.

At December 31, 2000, computer installation and construction in progress consisted of costs incurred in constructing a new branch and renovations of the Gainesville Bank & Trust main office. Total estimated costs to complete both construction projects as of December 31, 2000 were approximately $1,551,000.

NOTE 5. DEPOSITS

The aggregate amount of time deposits in denominations of $100,000 or more at December 31, 2000 and 1999 was $38,164,857 and $35,797,335, respectively. The scheduled maturities of time deposits at December 31, 2000 are as follows:

2001	$	143,347,981
2002		26,321,251
2003		3,481,861
2004		1,180,542
2005		855,819
Thereafter		427
	$	175,187,881

The Company had brokered time deposits at December 31, 2000 of $5,485,386.

NOTE 6. SECURITIES SOLD UNDER REPURCHASE AGREEMENTS

Securities sold under repurchase agreements, which are secured borrowings, generally mature within one to four days from the transaction date. Securities sold under repurchase agreements are reflected at the amount of cash received in connection with the transactions. The Company may be required to provide additional collateral based on the fair value of the underlying securities. The Company monitors the fair value of the underlying securities on a daily basis. Securities sold under repurchase agreements at December 31, 2000 and 1999 were $6,640,685 and $8,880,224, respectively.

NOTE 7. OTHER BORROWINGS

Other borrowings consist of the following:

	December 31,	
	2000	**1999**
FHLB advance, interest payable semi-annually at 6.33%, principal due in semi-annual installments of $25,714. Advance matures on November 13, 2002. Advances are secured by securities with a carrying value of $497,655.	**$ 102,857**	$ 154,286
FHLB advance, interest payable quarterly at 5.98%, principal due at maturity. Advance matured on January 31, 2000.	**-**	6,000,000
FHLB advance, interest payable quarterly at the three month LIBOR rate plus six basis points, principal due at maturity. Advance matures on August 13, 2001.	**-**	5,000,000
FHLB advance, interest payable quarterly at 5.715%, principal due at maturity. Advance matures on July 30, 2004.	**4,000,000**	4,000,000
FHLB advance, interest payable quarterly at 5.26%, principal due at maturity. Advance matures on April 21, 2009.	**10,000,000**	10,000,000
FHLB advance, interest payable quarterly at 5.715%. Advance matures on July 4, 2004.	**3,000,000**	3,000,000
FHLB advance, interest payable monthly at LIBOR rate minus .12%, principal due at maturity. Advance matures on February 11, 2002.	**6,000,000**	-
FHLB advance, interest payable quarterly at LIBOR rate minus .23%, principal due at maturity. Advance matures on May 19, 2003.	**3,000,000**	-
FHLB advance, interest payable quarterly at 6.07%, principal due at maturity. Advance matures on October 25, 2005.	**8,000,000**	-
Note payable to bank with interest due quarterly at prime less .50% or 9.0% at December 31, 2000. Collateralized by 451,105 shares of United Bank & Trust common stock. Principal is due in ten annual installments beginning January 1, 2001.	**419,000**	411,000
Treasury, tax and loan note option account due on demand, bearing interest equal to the 90 day Treasury bill rate.	**399,004**	648,617
	$ 34,920,861	$ 23,154,286

NOTE 7. OTHER BORROWINGS (Continued)

Aggregate maturities of other borrowings as of December 31, 2000 are as follows:

2001	$ 492,333
2002	6,093,328
2003	3,041,900
2004	7,041,900
2005	8,041,900
Thereafter	10,209,500
	$ 34,920,861

The advances from the Federal Home Loan Bank are collateralized by blanket floating liens on qualifying first mortgages, Federal Home Loan Bank stock, qualifying home equity loans and certain other qualifying specific loans.

NOTE 8. DIVIDEND REINVESTMENT AND SHARE PURCHASE PLAN

In 1998, the Company adopted a dividend reinvestment and share purchase plan. Under the plan, all holders of record of common stock are eligible to participate in the plan. Participants in the plan may direct the plan administrator to invest cash dividends declared with respect to all or any portion of their common stock. Participants may also make optional cash payments which will be invested through the plan. All cash dividends paid to the plan administrator are invested within 30 days of cash dividend payment date. Cash dividends and optional cash payments will be used to purchase common stock of the Company in the open market, from newly-issued shares, from shares held in treasury, in negotiated transactions, or in any combination of the foregoing. The purchase price of the shares of common stock is based on the average market price. All administrative costs are borne by the Company. For the years ended December 31, 1999 and 1998, 14,028 and 3,964 shares were purchased under the plan, respectively. There were no purchases of shares for the year ended December 31, 2000.

NOTE 9. EMPLOYEE BENEFIT PLANS

Profit Sharing Plan

The Company has a 401(k) Employee Profit-Sharing Plan available to all eligible employees, subject to certain minimum age and service requirements. The contributions expensed were $174,260, $124,511 and $79,275 for the years ended December 31, 2000, 1999 and 1998, respectively.

Deferred Compensation Plan

The Company has a deferred compensation plan providing for death and retirement benefits for certain officers. The estimated amounts to be paid under the compensation plan have been funded through the purchase of life insurance policies on the officers. Accrued deferred compensation of $117,824 and $65,730 is included in other liabilities as of December 31, 2000 and 1999, respectively. Cash surrender values of $1,844,914 and $1,762,666 on the insurance policies is included in other assets at December 31, 2000 and 1999, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10. LEASES

The Company leases the Gainesville Bank & Trust main office banking facility under a noncancelable operating lease agreement from 400 Church Street Properties, a partnership that is 50% owned by Gainesville Bank & Trust and 50% owned by a director. The lease had an initial lease term of 10 years with four five-year renewal options.
The Company also leases Gainesville Bank & Trust's Thompson Bridge, East Hall, and Atlanta Highway branches under noncancelable operating leases with initial lease terms of 5 years with three five year renewal options, and its Dawsonville Highway branch under a noncancelable operating lease with an initial term of 10 years with three five-year renewal options.

Rental expense under all operating leases amounted to $434,352, $375,361 and $367,072 for the years ended December 31, 2000, 1999 and 1998, respectively.

Future minimum lease payments on noncancelable operating leases are summarized as follows:

2001	$ 479,340
2002	445,265
2003	451,336
2004	445,148
2005	103,804
Thereafter	113,024
	$ 2,037,917

NOTE 11. STOCK OPTIONS

The Company has a 1992 stock option plan for key employees. Option prices reflect the fair market value of the Company's common stock on the dates the options are granted. These options expire five years from the grant date and vest in accordance with vesting schedules determined by the Board of Directors.

The Company has a 1997 stock option plan reserving 325,000 shares of common stock for the granting of options to directors, officers, and employees. Option prices reflect the fair market value of the Company's common stock on the dates the options are granted. The options may be exercised over a period of ten years in accordance with vesting schedules determined by the Board of Directors.

NOTE 11. STOCK OPTIONS (Continued)

Other pertinent information related to the options is as follows:

	2000		1999		1998	
	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price
Outstanding at beginning of year	**267,867**	**$ 11.06**	264,612	$ 10.64	270,250	$ 10.38
Granted	**22,000**	**18.02**	8,000	23.00	-	
Exercised	**(2,487)**	**8.05**	(3,970)	6.64	(13)	10.80
Terminated	**(11,830)**	**17.91**	(775)	13.95	(5,625)	9.02
Outstanding at end of year	**275,550**	**$ 11.34**	267,867	$ 11.06	264,612	10.64
Options exercisable at year-end	**122,631**	**$ 10.73**	103,426	$ 10.68	80,163	$ 10.70
Weighted-average fair value of options granted during the year		**$ 7.80**		$ 8.37		$ -

Information pertaining to options outstanding at December 31, 2000 is as follows:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Number Exercisable	Weighted-Average Exercise Price
$6.40 - $8.40	6,875	1.0 year	$ 8.11	4,250	$ 8.09
$10.80	246,730	6.8 years	10.80	118,042	10.80
$17.75 - $23.00	21,945	9.1 years	18.42	339	23.00
	275,550	6.8 years	$ 11.34	122,631	$ 10.73

NOTE 11. STOCK OPTIONS (Continued)

The Company applies Opinion 25 and related Interpretations in accounting for the stock option plan. Accordingly, no compensation cost has been recognized. Had compensation cost for the stock option plan been determined based on the fair value at the grant dates for awards under the plan consistent with the method prescribed by FASB Statement No. 123, net income and earnings per share would have been adjusted to the pro forma amounts indicated below.

		Years Ended December 31,		
		2000	**1999**	**1998**
		(In thousands, except per share data)		
Net income	As reported	**$ 3,238**	$ 2,469	$ 1,954
	Pro forma	**$ 3,185**	$ 2,415	$ 1,900
Earnings per share	As reported	**$ 1.17**	$ .90	$ .71
	Pro forma	**$ 1.15**	$ .88	$ .69
Earnings per share - assuming dilution	As reported	**$ 1.14**	$ .86	$ .68
	Pro forma	**$ 1.12**	$ .84	$ .66

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	Years Ended December 31,		
	2000	**1999**	**1998**
Dividend yield	**1.25%**	1.10%	$ 1.40%
Expected life	**10 years**	10 years	10 years
Expected volatility	**25.74%**	14.31%	12.96%
Risk-free interest rate	**6.24%**	5.97%	5.97%

NOTE 12. INCOME TAXES

The components of income tax expense are as follows:

	Years Ended December 31,		
	2000	**1999**	**1998**
Current	**$ 1,790,298**	$ 1,467,346	$ 1,110,790
Deferred	**(70,492)**	(287,548)	(259,244)
Change in valuation allowance	**-**	(15,915)	8,942
	$ 1,719,806	$ 1,163,883	$ 860,488

NOTE 12. INCOME TAXES (Continued)

The Company's income tax expense differs from the amounts computed by applying the federal income tax statutory rates to income before income taxes. A reconciliation of the differences is as follows:

	Years Ended December 31,					
	2000		1999		1998	
	Amount	Percent	Amount	Percent	Amount	Percent
Tax provision at statutory rate	**$ 1,685,706**	**34%**	$ 1,235,284	34%	$ 956,797	34%
Tax-exempt interest	**(106,124)**	**(2)**	(68,312)	(2)	(71,638)	(3)
Disallowed interest	**22,619**	**1**	10,474	-	8,313	-
Life insurance	**(27,027)**	**(1)**	(27,527)	(1)	(26,745)	(1)
State income taxes	**61,849**	**1**	30,357	1	5,594	-
Merger expenses	**69,773**	**1**	8,500	-	-	-
Other	**13,010**	**1**	(24,893)	-	(11,833)	-
Income tax expense	**$ 1,719,806**	**35%**	$ 1,163,883	32%	$ 860,488	30%

The components of deferred income taxes are as follows:

	2000	1999
Deferred tax assets:		
Loan loss reserves	**$ 1,101,849**	$ 927,363
Other real estate write-down	**2,008**	159,272
Deferred compensation	**78,962**	42,702
Organizational expenses	**13,674**	19,080
Securities available-for-sale	**-**	431,519
Deferred loan fees	**19,086**	-
Other	**1,143**	1,154
	1,216,722	1,581,090
Deferred tax liabilities:		
Depreciation	**126,834**	133,408
Accretion of discount on securities	**4,366**	1,133
Securities available-for-sale	**9,484**	-
	140,684	134,541
Net deferred tax assets	**$ 1,076,038**	$ 1,446.549

NOTE 13. EARNINGS PER SHARE

Presented below is a summary of the components used to calculate basic and diluted earnings per share:

	Years Ended December 31,		
	2000	**1999**	**1998**
Net income	**$ 3,238,153**	$ 2,469,303	$ 1,953,619
Weighted average number of common shares outstanding	**2,764,611**	2,757,192	2,742,464
Effect of dilutive options	**83,559**	128,777	127,937
Weighted average number of common shares outstanding used to calculate dilutive earnings per share	**2,848,170**	2,885,969	2,870,401

NOTE 14. COMMITMENTS AND CONTINGENCIES

The Company is party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit, standby letters of credit and credit card commitments. They involve, to varying degrees, elements of credit risk and interest rate risk in excess of the amount recognized in the balance sheets.

The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit, standby letters of credit and credit card commitments is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments. A summary of the Company's commitments is as follows:

	December 31,	
	2000	**1999**
Commitments to extend credit	**$ 39,802,389**	$ 47,366,000
Standby letters of credit	**2,222,058**	2,345,435
Credit card commitments	**4,668,453**	4,015,000
	$ 46,692,900	$ 53,726,435

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation of the customer.

NOTE 14. COMMITMENTS AND CONTINGENCIES (Continued)

Credit card commitments are granted on an unsecured basis.

Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to customers. Collateral is required in instances which the Company deems necessary.

In the normal course of business, the Company is involved in various legal proceedings. In the opinion of management, any liability resulting from such proceedings would not have a material effect on the Company's financial statements.

NOTE 15. CONCENTRATIONS OF CREDIT

The Company originates primarily commercial, residential and consumer loans to customers in Hall and Polk County and surrounding counties. The ability of the majority of the Company's customers to honor their contractual obligations is dependent on the local and metropolitan Atlanta, Georgia economies.

Eighty-three percent of the Company's loan portfolio is concentrated in loans secured by real estate. A substantial portion of these loans are in the Company's primary market areas. In addition, a substantial portion of the other real estate owned is located in those same markets. Accordingly, the ultimate collectibility of the Company's loan portfolio and recovery of the carrying amount of other real estate owned are susceptible to changes in market conditions in the Company's market areas. The other significant concentrations of credit by type of loan are set forth in Note 3.

The Company, as a matter of policy, does not generally extend credit to any single borrower or group of related borrowers in excess of 25% of each Bank's statutory capital, or approximately $3,096,000 and $1,211,00 for Gainesville Bank & Trust and United Bank & Trust, respectively.

NOTE 16. REGULATORY MATTERS

The Banks are subject to certain restrictions on the amount of dividends that may be declared without prior regulatory approval. At December 31, 2000, approximately $1,787,000 of retained earnings were available for dividend declaration without regulatory approval.

The Company and Banks are subject to various regulatory capital requirements administered by the Federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Banks must meet specific capital guidelines that involve quantitative measures of the assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Company's and the Banks' capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. Prompt corrective action provisions are not applicable to bank holding companies.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Banks to maintain minimum amounts and ratios of Total and Tier I capital to risk-weighted assets and of Tier I capital to average assets. Management believes, as of December 31, 2000, the Company and the Banks met all capital adequacy requirements to which they are subject.

NOTE 16. REGULATORY MATTERS (Continued)

As of December 31, 2000, the most recent notification from the Federal Deposit Insurance Corporation categorized Gainesville Bank & Trust as adequately capitalized and United Bank & Trust as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Banks must maintain minimum Total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the following table. There are no conditions or events since that notification that management believes have changed the Banks' categories.

The Company and Banks' actual capital amounts and ratios are presented in the following table.

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	**Ratio**	**Amount**	**Ratio**	**Amount**	**Ratio**
			(Dollars in Thousands)			
As of December 31, 2000:						
Total Capital to Risk Weighted Assets:						
Consolidated	**$ 28,062**	**9.87%**	$ **22,739**	**8%**	**N/A**	**N/A**
Gainesville Bank & Trust	**$ 20,873**	**8.70%**	$ **19,202**	**8%**	$ **24,002**	**10%**
United Bank & Trust	**$ 5,903**	**13.74%**	$ **3,438**	**8%**	$ **4,297**	**10%**
Tier I Capital to Risk Weighted Assets:						
Consolidated	**$ 24,641**	**8.66%**	$ **11,379**	**4%**	**N/A**	**N/A**
Gainesville Bank & Trust	**$ 18,203**	**7.58%**	$ **9,601**	**4%**	$ **14,401**	**6%**
United Bank & Trust	**$ 5,363**	**12.48%**	$ **1,719**	**4%**	$ **2,578**	**6%**
Tier I Capital to Average Assets:						
Consolidated	**$ 24,641**	**7.11%**	$ **13,862**	**4%**	**N/A**	**N/A**
Gainesville Bank & Trust	**$ 18,203**	**6.25%**	$ **11,647**	**4%**	$ **14,559**	**5%**
United Bank & Trust	**$ 5,363**	**9.94%**	$ **2,159**	**4%**	$ **2,699**	**5%**
As of December 31, 1999:						
Total Capital to Risk Weighted Assets:						
Consolidated	$ 25,107	10.78%	$ 18,640	8%	N/A	N/A
Gainesville Bank & Trust	$ 18,420	8.95%	$ 16,465	8%	$ 20,581	10%
United Bank & Trust	$ 5,751	17.57%	$ 2,620	8%	$ 3,275	10%
Tier I Capital to Risk Weighted Assets:						
Consolidated	$ 22,231	9.54%	$ 9,321	4%	N/A	N/A
Gainesville Bank & Trust	$ 16,198	7.87%	$ 8,233	4%	$ 12,349	6%
United Bank & Trust	$ 5,339	16.31%	$ 1,310	4%	$ 1,965	6%
Tier I Capital to Average Assets:						
Consolidated	$ 22,231	7.38%	$ 12,049	4%	N/A	N/A
Gainesville Bank & Trust	$ 16,198	6.44%	$ 10,061	4%	$ 12,576	5%
United Bank & Trust	$ 5,339	10.92%	$ 1,955	4%	$ 2,444	5%

NOTE 17. FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair value of a financial instrument is the current amount that would be exchanged between willing parties, other than in a forced liquidation. Fair value is best determined based upon quoted market prices. However, in many instances, there are no quoted market prices for the Company's various financial instruments. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the fair value estimates may not be realized in an immediate settlement of the instrument. SFAS No. 107, *Disclosures about Fair Value of Financial Instruments,* excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented may not necessarily represent the underlying fair value of the Company.

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments.

Cash, Due From Banks, Interest-Bearing Deposits in Banks and Federal Funds Sold:

The carrying amounts of cash, due from banks, interest-bearing deposits in banks and federal funds sold approximate fair value.

Securities:

Fair values for securities are based on available quoted market prices. The carrying values of equity securities with no readily determinable fair value approximate fair values.

Loans:

For variable-rate loans that reprice frequently and have no significant change in credit risk, fair values are based on carrying values. For other loans, the fair values are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers with similar credit quality. Fair values for impaired loans are estimated using discounted cash flow analyses or underlying collateral values.

Deposits:

The carrying amounts of demand deposits, savings deposits, and variable-rate certificates of deposit approximate their fair values. Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits.

Federal Funds Purchased, Repurchase Agreements and Other Borrowings:

The fair values of the Company's fixed rate other borrowings are estimated using discounted cash flow models based on the Company's current incremental borrowing rates for similar types of borrowing arrangements. The carrying amounts of all other variable rate borrowings, federal funds purchased, and securities sold under repurchase agreements approximate their fair values.

NOTE 17. FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

Accrued Interest:

The carrying amounts of accrued interest approximate their fair values.

Off-Balance Sheet Instruments:

Fair values of the Company's off-balance sheet financial instruments are based on fees currently charged to enter into similar agreements. Since the majority of the Company's off-balance-sheet instruments consist of nonfee-producing, variable-rate commitments, the Company has determined they do not have a distinguishable fair value.

The carrying amounts and estimated fair value of the Company's financial instruments were as follows:

	December 31, 2000		December 31, 1999	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(Dollars in Thousands)			
Financial assets:				
Cash, due from banks, interest-bearing deposits in banks and Federal funds sold	**$ 16,632**	**$ 16,632**	$ 14,097	$ 14,097
Securities	**52,900**	**52,900**	49,217	49,217
Loans	**271,948**	**271,848**	231,865	234,033
Accrued interest receivable	**2,593**	**2,593**	1,946	1,946
Financial liabilities:				
Deposits	**281,053**	**282,501**	240,840	241,826
Federal funds purchased and securities sold under repurchase agreements	**10,830**	**10,830**	12,969	12,969
Other borrowings	**34,921**	**34,960**	29,214	27,955
Accrued interest payable	**3,838**	**3,838**	2,972	2,972

NOTE 18. BUSINESS COMBINATIONS

On February 29, 2000, the Company effected a business combination with UB&T Financial Services Corporation ("UB&T") by exchanging 646,505 shares of its common stock for all of the common stock of UB&T. The combination has been accounted for as a pooling of interests and, accordingly, all prior year financial statements have been restated to include UB&T. The results of operations of the separate companies for the periods prior to the combination are summarized as follows:

	Total Revenues	Net Income
	(Dollars in Thousands)	
Two months ended February 29, 2000		
GB&T Bancshares, Inc.	$ 3,754	$ 199
UB&T Financial Services Corporation	747	58
	$ 4,501	$ 257
Year ended December 31, 2000		
GB&T Bancshares, Inc.	$ 25,532	$ 2,694
UB&T Financial Services Corporation	5,106	544
	$ 30,638	$ 3,238

NOTE 19. SUPPLEMENTAL FINANCIAL DATA

Components of other operating expenses in excess of 1% of total revenue are as follows:

	Years Ended December 31,		
	2000	**1999**	**1998**
Advertising	**$ 255,166**	$ 216,666	$ 217,505
Provision for losses on other real estate owned	**-**	92,954	289,000
Professional fees	**474,084**	313,386	226,657

NOTE 20. PARENT COMPANY FINANCIAL INFORMATION

The following information presents the condensed balance sheets as of December 31, 2000 and 1999 and statements of income and cash flows of GB&T Bancshares, Inc. for the periods ended December 31, 2000, 1999 and 1998. Net income for the period ended December 31, 1998 includes the net income of GB&T Bancshares, Inc. since its formation on April 24, 1998.

CONDENSED BALANCE SHEETS

	2000	1999
Assets		
Cash	**$ 140,361**	$ 96,531
Securities available-for-sale	**1,295,440**	917,440
Investment in subsidiaries	**23,583,211**	20,823,360
Other assets	**59,011**	91,614
Total assets	**$ 25,078,023**	$ 21,928,945
Note payable	**$ 419,000**	$ 411,000
Stockholders' equity	**24,659,023**	21,517,945
Total liabilities and stockholders' equity	**$ 25,078,023**	**$** 21,928,945

CONDENSED STATEMENTS OF INCOME

	2000	1999	1998
Income			
Dividends from subsidiaries	**$ 1,546,000**	$ 987,773	$ 805,203
Expenses, other	**409,601**	241,497	161,020
Income before income tax benefit and in undistributed income of subsidiaries	**1,136,399**	746,276	644,183
Income tax benefit	**72,790**	79,917	59,674
Income before equity in undistributed of subsidiaries	**1,209,189**	826,193	703,857
Equity in undistributed income of subsidiaries	**2,028,964**	1,643,110	491,679
Net income	**$ 3,238,153**	$ 2,469,303	**$** 1,195,536

NOTE 20. PARENT COMPANY FINANCIAL INFORMATION (Continued)

CONDENSED STATEMENTS OF CASH FLOWS

	2000	1999	1998
OPERATING ACTIVITIES			
Net income	**$ 3,238,153**	$ 2,469,303	$ 1,195,536
Adjustments to reconcile net income to net cash provided by operating activities:			
Undistributed income of subsidiaries	**(2,028,964)**	(1,643,110)	(491,679)
Amortization	**-**	36,416	6,426
Other operating activities	**32,605**	(31,256)	(103,200)
Net cash provided by operating activities	**1,241,794**	831,353	607,083
INVESTING ACTIVITIES			
Purchase of securities available-for-sale	**(378,000)**	(917,440)	-
Net cash used in investing activities	**(378,000)**	(917,440)	-
FINANCING ACTIVITIES			
Dividends paid	**(842,083)**	(634,411)	(243,655)
Proceeds from issuance of common stock	**20,021**	26,376	140
Dividends reinvested	**-**	338,315	84,304
Payment for fractional shares	**(5,902)**	-	-
Purchase of treasury stock	**-**	(50,975)	(355,559)
Proceeds from note payable	**8,000**	55,000	390,000
Repayment of note payable	**-**	-	(34,000)
Net cash used in financing activities	**(819,964)**	(-265,695)	(124,770)
Net increase (decrease) in cash	**43,830**	(-86,087)	607,083
Cash at beginning of period	**96,531**	448,313	-
Cash at end of year	**$ 140,361**	$ 96,531	$ 448,313

NOTE 21. SUBSEQUENT EVENT

On February 2, 2001, the Company signed a non-binding letter of intent to merge with Community Trust Financial Services Corporation ("Community Trust") of Hiram, Georgia. The proposed merger will be accounted for as a pooling of interests with shareholders of Community Trust receiving .786 share of Company stock for each share of Community Trust held. Consummation of the merger is subject to certain conditions, including the execution of a definitive agreement and regulatory and stockholder approvals.

NOTE 22. QUARTERLY DATA (Unaudited)

	Years Ended December 31,							
	2000				1999			
	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
	(In thousands, except per share data)							
Interest income	**$ 7,739**	**$ 7,420**	**$ 6,915**	**$ 6,557**	$ 6,293	$ 5,688	$ 5,371	$ 4,838
Interest expense	**4,316**	**4,013**	**3,559**	**3,283**	3,052	2,684	2,383	2,255
Net interest income	**3,423**	**3,407**	**3,356**	**3,274**	3,241	3,004	2,988	2,583
Provision for loan losses	**45**	**171**	**172**	**170**	641	161	165	234
Net interest income after provision for loan losses	**3,378**	**3,236**	**3,184**	**3,104**	2,600	2,843	2,823	2,349
Noninterest income	**522**	**492**	**511**	**482**	426	455	469	505
Noninterest expenses	**2,553**	**2,413**	**2,403**	**2,582**	2,298	2,194	2,200	2,145
Income before income taxes	**1,347**	**1,315**	**1,292**	**1,004**	728	1,104	1,092	709
Provision for income taxes	**450**	**441**	**431**	**398**	203	372	368	221
Net income	**$ 897**	**$ 874**	**$ 861**	**$ 606**	$ 525	$ 732	$ 724	$ 488
Earnings per share:								
Basic	**$ 0.32**	**$ 0.32**	**$ 0.31**	**$ 0.22**	$ 0.19	$ 0.27	$ 0.26	$ 0.18
Diluted	**$ 0.32**	**$ 0.31**	**$ 0.30**	**$ 0.21**	$ 0.19	$ 0.25	$ 0.25	$ 0.17

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GB&T BANCSHARES, INC.

By: *\/s/ Richard A. Hunt* DATE: March 30, 2001
Richard A. Hunt, President, Chief Executive Officer and Director

By: */s/ Gregory L. Hamby* DATE: March 30, 2001
Gregory L. Hamby, Senior Vice President and Senior Operations Officer

By: ______________________________ DATE:
F. Abit Massey, Chairman and Director

By: */s/ Philip A. Wilheit* DATE: March 30, 2001
Philip A. Wilheit, Vice-Chairman and Director

By: */s/ Samuel L. Oliver* DATE: March 30, 2001
Samuel L. Oliver, Secretary and Director

By: */s/ Donald J. Carter* DATE: March 30, 2001
Donald J. Carter, Director

By: */s/ John W. Darden* DATE: March 30, 2001
Dr. John W. Darden, Director

By: *t* DATE:
Bennie E. Hewett, Director

By: */s/ John E. Mansfield* DATE: March 30, 2001
John E. Mansfield, Sr., Director

By: */s/ Alan A. Wayne* DATE: March 30, 2001
Alan A. Wayne, Director

By: ______________________________ DATE
James L. Lester, Director

Exhibit Index

Document Number	Description
10.3	Employment Agreement between Gainesville Bank and Trust and Richard A. Hunt
21.1	Subsidiaries of the Registrant.